As filed with the Securities and Exchange Commission on June 23, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STANDARD PACIFIC CORP.

(Exact name of Registrant as specified in its charter)

Delaware	1531	33-0475989
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

15326 Alton Parkway

Irvine, California 92618

(949) 789-1600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Clay A. Halvorsen, Esq.

Senior Vice President, General Counsel and Secretary

Standard Pacific Corp.

15326 Alton Parkway

Irvine, California 92618

(949) 789-1600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Robert K. Montgomery, Esq.

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Suite 4000

Los Angeles, California 90067-3026

(310) 552-8500

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

6 7/8% Senior Notes due 2011	$175,000,000	100%	$175,000,000	$14,157.50

(1)	Exclusive of accrued interest, if any, and estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated June 23, 2003

PROSPECTUS

STANDARD PACIFIC CORP.

Offer to Exchange All of Our Outstanding

6 7/8% Senior Notes due 2011

(CUSIP No. 35375CAM3)

For

Our New 6 7/8% Senior Notes due 2011

Which Have Been Registered

Under the Securities Act of 1933

This exchange offer will expire at 5:00 p.m., New York City time,

on                         , 2003, unless extended.

The Exchange Notes

•	The terms of the exchange notes will be substantially identical to the terms of the outstanding notes that we issued on May 19, 2003, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes will not apply to the exchange notes.

•	We are offering the exchange notes pursuant to a registration rights agreement that we entered into in connection with the issuance of the outstanding notes.

•	Interest on the exchange notes accrues at the rate of 6 7/8% per year, payable on each May 15 and November 15, beginning November 15, 2003. The notes will mature on May 15, 2011.

•	The notes will be senior obligations of Standard Pacific and will rank equally with all of our other unsecured and unsubordinated indebtedness that is not guaranteed by or otherwise an obligation of a subsidiary of Standard Pacific.

•	We may redeem some or all of the notes as described more fully in this prospectus.

Material Terms of the Exchange Offer

•	Upon completion of the exchange offer, all outstanding notes that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of exchange notes that are registered under the Securities Act of 1933.

•	Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	Completion of the exchange offer is subject to customary conditions, some of which we may waive.

•	The exchange of exchange notes for outstanding notes should not be a taxable exchange for U.S. Federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

•	There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or quotation system.

See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2003.

We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date on the front cover of this prospectus or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

This prospectus incorporates business and financial information about us that is not included in or delivered with the document. This information is available without charge to you upon written or oral request. You may make such a request by contacting us at: Standard Pacific Corp., 15326 Alton Parkway, Irvine, California 92618, telephone (949) 789-1600, Attention; Clay A. Halvorsen, Secretary. In order to ensure timely delivery, you must request the information no later than five business days before the expiration of the exchange offer.

SUMMARY

This is only a summary. It may not contain all of the information that may be important to you. For a more complete understanding of Standard Pacific and the exchange offer, you should read this entire prospectus and the detailed information incorporated into it by reference. Unless the context otherwise requires, the terms “we,” “us” and “our” refer to Standard Pacific Corp., a Delaware corporation, and its predecessors and subsidiaries. The term “outstanding notes” refers to our outstanding 6 7/8% Senior Notes due 2011 issued on May 19, 2003. The term “exchange notes” refers to our new 6 7/8% Senior Notes due 2011 offered in exchange for the outstanding notes pursuant to this prospectus. Unless the context otherwise requires, the term “notes” refers to the outstanding notes and the exchange notes, collectively.

The Company

We are a leading geographically diversified builder of high-quality single-family homes. We construct homes within a wide range of price and size targeting a broad range of homebuyers. We have operations in major metropolitan areas in California, Texas, Arizona, Colorado, Florida and the Carolinas and have built homes for more than 55,000 families. In California, we have 37 years of operating experience and currently sell homes throughout Southern California and in the San Francisco Bay Area and Sacramento. We have been building homes in Texas for over 20 years, with established operations in Dallas and Austin. In 1998, we entered the Phoenix, Arizona market through the acquisition of an ongoing homebuilding operation and in 2000, we entered the Denver, Colorado market through the acquisition of The Writer Corporation. In 2002, we furthered our geographic diversification by entering the Florida and Carolina markets through the acquisition of three established homebuilders: Westbrooke Homes in South Florida, Colony Homes in Orlando and Westfield Homes in Tampa, Southwest Florida and the Carolinas. We also provide mortgage financing and title services to our homebuyers through our subsidiaries and joint ventures: Family Lending Services, SPH Mortgage, WRT Financial, Westfield Home Mortgage, Universal Land Title of South Florida and SPH Title.

Standard Pacific Corp. was incorporated in the State of Delaware in 1991. Our principal executive offices are located at 15326 Alton Parkway, Irvine, California 92618, and our telephone number is (949) 789-1600.

The Exchange Offer

The Exchange Offer

We are offering to exchange $1,000 in principal amount of our new 6 7/8% senior notes due 2011, which have been registered under the Securities Act, for each $1,000 in principal amount of our outstanding 6 7/8% senior notes due 2011 issued on May 19, 2003. We are making the exchange offer pursuant to the registration rights agreement that we entered into with the initial purchasers of the outstanding notes. The exchange notes are substantially identical to the outstanding notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes will not apply to the exchange notes. As of the date of this prospectus there are outstanding, $175 million in aggregate principal amount of outstanding notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2003, unless we decide to extend the exchange offer.

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions, some of which we may waive. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered. We reserve the right to terminate or amend the exchange offer at any time before the expiration date if any condition to the exchange offer is not met. For additional information, see “The Exchange Offer—Conditions to the Exchange Offer.”

Withdrawal Rights

You may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date in conformity with the procedures discussed under “The Exchange Offer—Withdrawal Rights”.

Procedures for Tendering Outstanding Notes

You may tender your outstanding notes through book-entry transfer in accordance with The Depository Trust Company’s Automated Tender Offer Program, known as ATOP. If you wish to accept the exchange offer, you must:

•	complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your outstanding notes, to the exchange agent at the address set forth under “The Exchange Offer—The Exchange Agent;” or

•	arrange for The Depository Trust Company to transmit to the exchange agent certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedures for book-entry transfer cannot be completed by the expiration date, you may tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer—Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners

If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf.

Acceptance of Outstanding Notes and Delivery of Exchange Notes

On the consummation of the exchange offer, we will accept for exchange all outstanding notes which are validly tendered in the exchange offer and not validly withdrawn. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date. For additional information, see “The Exchange Offer—Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes.”

Resales

We believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	you are not an “affiliate” of ours;

•	the exchange notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer;

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of the exchange notes issued in the exchange offer; and

•	if you are a broker-dealer, you will receive the exchange notes for your own account, the outstanding notes were acquired by you as a result of market-making or other trading activities, and you will deliver a prospectus when you resell or transfer any exchange notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

If you do not meet these requirements, your resale of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act.

Use of Proceeds

We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We will pay for our expenses related to the exchange offer. For additional information, see “Use of Proceeds.”

Certain United States Federal Income Tax Considerations

The exchange of exchange notes for outstanding notes in the exchange offer should not be a taxable event for federal income tax purposes. You should consult your own tax advisor as to the consequences of the exchange offer to you. For additional information, see “Material United States Federal Income Tax Consequences.”

Effect on Holders of Outstanding Notes

Upon consummation of the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, you will not be eligible to receive the additional interest, if any, described in the registration rights agreement.

If you do not tender your outstanding notes in the exchange offer:

•	you will continue to hold the outstanding notes and will be entitled to all the rights and be subject to all the limitations applicable to the outstanding notes under the indenture governing the notes, except for any rights under the registration rights agreement that terminate as a result of the completion of the exchange offer; and

•	you will generally not have any further registration or exchange rights and your outstanding notes will continue to be subject to restrictions on transfer. Accordingly, the trading market for your untendered outstanding notes could be adversely affected.

Exchange Agent	Bank One Trust Company, N.A., is serving as exchange agent in connection with the exchange offer.

The Exchange Notes

The exchange notes are substantially identical to the outstanding notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes will not apply to the exchange notes.

Issuer	Standard Pacific Corp.

Securities Offered	$175 million aggregate principal amount of new 6 7/8% Senior Notes due 2011, which have been registered under the Securities Act. Interest will accrue from May 19, 2003 and will be payable semi-annually on each May 15 and November 15, commencing November 15, 2003. The notes will mature on May 15, 2011.

Optional Redemption	We may, at our option, redeem the notes in whole or in part from time to time, at the redemption price determined as described in the section “Description of the Exchange Notes—Optional Redemption.”

Change of Control	Upon a change of control as described in the section “Description of the Exchange Notes,” you will have the right to require us to repurchase some or all of your notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. We cannot assure you that, upon a change of control, we will have sufficient funds to repurchase any of your notes.

Additional Offer to Purchase	Under certain circumstances, we may be required to make an offer to purchase a portion of the notes in the event of certain asset sales. For more details, see the section “Description of the Exchange Notes” under the heading “Certain Covenants—Limitation on Asset Sales.”

Ranking

The notes are our general obligations and will not be secured by any collateral. Your right to payment under the notes will be:

•   junior to the rights of our secured creditors to the extent of their security in our assets;

•   equal with the rights of creditors under our other unsecured, unsubordinated debt not guaranteed by or otherwise an obligation of our subsidiaries; and

•   senior to the rights of creditors under those debts, if any, expressly subordinated to the notes.

At March 31, 2003, assuming we had completed the offering of the outstanding notes and the exchange offer on that date, after application of the net proceeds of the outstanding notes, we would have had approximately $934.0 million of debt outstanding (including the notes, and indebtedness of our subsidiaries, but excluding indebtedness relating to our mortgage banking operations), $148.9 million of which would have been subordinated to the notes and $12.7 million of which would have been senior to the notes.

The notes will also be effectively subordinated to all indebtedness and other liabilities of our subsidiaries. At March 31, 2003, the liabilities of our subsidiaries totaled approximately $69.0 million (excluding indebtedness relating to our mortgage banking operations and obligations of our subsidiaries under guarantees given in connection with our revolving credit facility), including $6.6 million of indebtedness included in the $934.0 million above.

Certain Covenants

We will issue the exchange notes under an indenture. The indenture for the notes, among other things, restricts our ability and the ability of our restricted subsidiaries to:

• borrow money;

• incur certain liens;

• pay dividends on or repurchase our capital stock;

• make investments in subsidiaries that are not restricted or in our unconsolidated joint ventures;

• sell assets;

• enter into certain kinds of transactions with our affiliates; and

• merge with or into other companies.

For more details, see the section “Description of the Exchange Notes—Certain Covenants.”

Risk Factors

You should consider carefully the information set forth in the section of this prospectus under the heading “Risk Factors” and all the other information provided to you or incorporated by reference herein.

Summary Consolidated Financial Information and Operating Data

The following summary consolidated financial information as of and for the five years in the period ended December 31, 2002 is derived from our audited consolidated financial statements. The summary consolidated financial information as of and for the three months ended March 31, 2003 and 2002 is derived from our unaudited condensed consolidated financial statements.

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	($ in thousands, except per share amounts)
Income Statement Data	(unaudited)
Homebuilding:
Revenues	$399,733	$285,917	$1,870,757	$1,375,610	$1,317,995	$1,198,831	$759,612
Cost of sales	(321,907)	(232,347)	(1,528,927)	(1,091,484)	(1,057,827)	(986,793)	(618,448)

Gross margin	77,826	53,570	341,830	284,126	260,168	212,038	141,164

Selling, general and administrative expenses	(45,835)	(27,704)	(175,218)	(124,468)	(105,141)	(99,971)	(61,691)
Income from unconsolidated joint ventures	8,228	3,587	27,616	26,675	16,478	6,201	4,158
Interest expense	(1,656)	(1,078)	(5,489)	(4,158)	(3,599)	(1,519)	(1,168)
Amortization of goodwill	—	—	—	(2,342)	(2,100)	(1,979)	(1,312)
Other income (expense)	314	8	(1,206)	152	167	(712)	168

Homebuilding pretax income	38,877	28,383	187,533	179,985	165,973	114,058	81,319

Financial Services:
Revenues	4,272	2,650	14,398	8,851	3,410	2,257	1,403
Expenses	(3,122)	(1,951)	(9,922)	(6,443)	(4,265)	(3,140)	(1,828)
Income from unconsolidated joint ventures	655	393	2,323	1,713	718	783	—
Other income	35	59	349	370	311	105	—

Financial services pretax income	1,840	1,151	7,148	4,491	174	5	(425)

Income from continuing operations before income taxes and extraordinary charge	40,717	29,534	194,681	184,476	166,147	114,063	80,894
Provision for income taxes	(15,928)	(11,746)	(75,992)	(73,411)	(66,005)	(46,492)	(33,490)

Income from continuing operations before extraordinary charge	24,789	17,788	118,689	111,065	100,142	67,571	47,404
Income (loss) from discontinued operations, net of income taxes	—	—	—	—	—	(159)	(199)
Gain on disposal of discontinued operations, net of income taxes	—	—	—	—	—	618	—
Extraordinary charge from early extinguishment of debt, net of income taxes	—	—	—	—	—	—	(1,328)

Net income	$24,789	$17,788	$118,689	$111,065	$100,142	$68,030	$45,877

Basic Earnings Per Share:
Income per share from continuing operations before extraordinary charge	$0.77	$0.60	$3.78	$3.71	$3.43	$2.28	$1.59
Earnings per share	$0.77	$0.60	$3.78	$3.71	$3.43	$2.29	$1.54
Weighted average common shares outstanding	32,166,934	29,414,304	31,399,120	29,931,797	29,236,125	29,597,669	29,714,431
Diluted Earnings Per Share:
Income per share from continuing operations before extraordinary charge	$0.75	$0.59	$3.67	$3.63	$3.39	$2.27	$1.58
Earnings per share	$0.75	$0.59	$3.67	$3.63	$3.39	$2.28	$1.53
Weighted average common and diluted shares outstanding	32,987,420	30,342,527	32,321,260	30,628,445	29,562,230	29,795,263	30,050,078
Ratio of earnings to fixed charges(1)	3.4x	3.3x	4.2x	4.6x	4.9x	4.1x	3.7x

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Selected Operating Data (unaudited)
New homes delivered:
Southern California	333	295	1,727	1,325	1,367	1,173	1,119
Northern California	123	111	557	600	865	1,020	516

Total California	456	406	2,284	1,925	2,232	2,193	1,635

Texas	110	131	520	645	546	459	465
Arizona	328	281	1,432	1,067	797	802	188
Colorado	37	54	277	380	141	—	—
Florida	313	—	1,188	—	—	—	—
Carolinas	107	—	241	—	—	—	—

Consolidated total	1,351	872	5,942	4,017	3,716	3,454	2,288
Unconsolidated joint ventures (California)	119	22	323	294	155	18	40

Total	1,470	894	6,265	4,311	3,871	3,472	2,328

Average selling price of homes delivered:
California (excluding joint ventures)	$503,000	$449,000	$488,000	$458,000	$443,000	$436,000	$382,000
Texas	$274,000	$275,000	$287,000	$292,000	$287,000	$240,000	$215,000
Arizona	$173,000	$176,000	$173,000	$173,000	$164,000	$160,000	$162,000
Colorado	$315,000	$330,000	$318,000	$316,000	$272,000	$—	$—
Florida	$179,000	$—	$197,000	$—	$—	$—	$—
Carolinas	$135,000	$—	$142,000	$—	$—	$—	$—
Consolidated (excluding joint ventures)	$295,000	$328,000	$314,000	$342,000	$354,000	$346,000	$330,000
Unconsolidated joint ventures (California)	$533,000	$560,000	$532,000	$537,000	$554,000	$485,000	$345,000
Total (including joint ventures)	$314,000	$333,000	$326,000	$355,000	$362,000	$347,000	$330,000

Net new orders(2):
Southern California	523	599	2,019	1,469	1,439	1,138	1,226
Northern California	147	209	639	392	967	946	612

Total California	670	808	2,658	1,861	2,406	2,084	1,838

Texas	118	140	519	551	661	466	466
Arizona	383	487	1,473	1,176	887	761	165
Colorado	88	94	287	310	140	—	—
Florida	713	—	1,115	—	—	—	—
Carolinas	165	—	177	—	—	—	—

Consolidated total	2,137	1,529	6,229	3,898	4,094	3,311	2,469
Unconsolidated joint ventures (California)	156	93	583	268	156	64	13

Total	2,293	1,622	6,812	4,166	4,250	3,375	2,482

Backlog at period end (in homes)(2):
Consolidated total	3,715	2,041	2,929	1,376	1,495	968	1,111
Unconsolidated joint ventures	304	84	267	21	47	46	—

Total	4,019	2,125	3,196	1,397	1,542	1,014	1,111

Backlog at period end (estimated dollar value in thousands)(2):
Consolidated total	$1,099,303	$701,048	$872,694	$433,413	$518,751	$302,086	$359,959
Unconsolidated joint ventures (California)	154,609	43,214	139,491	11,994	23,942	24,015	—

Total	$1,253,912	$744,262	$1,012,185	$445,407	$542,693	$326,101	$359,959

	Four Fiscal Quarters Ended
	March 31, 2003	December 31,
		2002	2001	2000	1999	1998
	($ in thousands)
	(unaudited)
Other Data
Gross margin percentage	18.4%	18.3%	20.7%	19.7%	17.7%	18.6%
Net cash provided by (used in) operating activities	$(22,423)	$72,682	$(137,036)	$10,375	$123,557	$(139,216)
Net cash provided by (used in) investing activities	(233,820)	(222,512)	(5,354)	(94,910)	(3,077)	(67,661)
Net cash provided by (used in) financing activities	263,749	168,279	113,149	119,800	(132,366)	213,560
Adjusted Homebuilding EBITDA(3)	$256,905	$243,428	$235,357	$198,575	$148,280	$111,715
Homebuilding interest incurred(4)	$60,409	$56,667	$49,478	$39,627	$35,151	$29,010

	March 31, 2003	December 31,
		2002	2001	2000	1999	1998
	($ in thousands)
	(unaudited)
Balance Sheet and Other Financial Data
Inventories	$1,503,411	$1,375,763	$1,119,055	$843,103	$699,489	$713,446
Total assets	1,880,513	1,792,126	1,366,301	1,118,786	829,968	866,362
Total homebuilding debt	780,047	638,993	545,274	424,351	325,378	444,469
Stockholders’ equity	794,937	773,758	573,092	486,230	381,885	324,679
Cash dividends declared per share	$0.08	$0.32	$0.32	$0.32	$0.20	$0.17

(1)	Ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” means net income (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in cost of sales, (d) interest portion of rent expense, and (e) income from unconsolidated joint ventures. For this purpose, “fixed charges” means homebuilding interest incurred, whether expensed or capitalized, and the interest portion of rent expense.

(2)	Orders are typically subject to cancellation and may not result in sales.

(3)	Adjusted Homebuilding EBITDA means net income (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in cost of sales, (d) noncash impairment charges of approximately (i) $9.0 million in 2002 related to the write-down of $6.0 million for certain projects in our Colorado division and a $3.0 million charge related to our decision to close our Houston division, (ii) $5.4 million in 2001 related to the write-down of one homebuilding project in the San Francisco Bay Area to its estimated fair value, and (iii) $650,000 in 1999 related to the write-off of certain leasehold improvements, (e) homebuilding depreciation and amortization, (f) discontinued operations and an extraordinary charge from early extinguishment of debt of $1.3 million, net of taxes, in 1998, (g) income (loss) from unconsolidated joint ventures, and (h) income (loss) from our financial services subsidiary.

Other companies may calculate Adjusted Homebuilding EBITDA (or similarly titled measures) differently. We believe Adjusted Homebuilding EBITDA information is useful to investors as a measure of our ability to service debt and obtain financing. However, it should be noted that Adjusted Homebuilding EBITDA is a non-GAAP financial measure. Due to the significance of the GAAP components excluded, Adjusted Homebuilding EBITDA should not be considered in isolation or as an alternative to net income, cash flow from operations, or any other operating or liquidity performance measure prescribed by accounting principles generally accepted in the United States. The tables set forth below reconcile net income and net cash provided by (used in) operating activities, calculated and presented in accordance with accounting principles generally accepted in the United States, to Adjusted Homebuilding EBITDA:

	Four Fiscal Quarters Ended
	March 31, 2003	December 31,
		2002	2001	2000	1999	1998
	($ in thousands)
	(unaudited)
Net income	$125,690	$118,689	$111,065	$100,142	$68,030	$45,877
Add:
Cash distributions of income from unconsolidated joint ventures	24,461	18,034	27,876	7,754	7,531	4,757
Income taxes	80,174	75,992	73,411	66,005	46,492	33,490
Homebuilding interest expense	6,067	5,489	4,158	3,599	1,519	1,168
Expensing of previously capitalized interest included in cost of sales	48,641	48,208	39,990	33,854	27,401	26,399
Noncash impairment charges	8,952	8,952	5,399	—	650	—
Homebuilding depreciation and amortization	2,688	2,479	4,254	3,562	3,217	2,230
Discontinued operations, net of taxes	—	—	—	—	(459)	199
Extraordinary charge from early extinguishment of debt, net of taxes	—	—	—	—	—	1,328
Less:
Income from unconsolidated joint ventures	34,841	29,939	28,388	17,196	6,984	4,158
Income (loss) from our financial services subsidiary	4,927	4,476	2,408	(855)	(883)	(425)

Adjusted Homebuilding EBITDA	$256,905	$243,428	$235,357	$198,575	$148,280	$111,715

A reconciliation of net cash provided by (used in) operating activities to Adjusted Homebuilding EBITDA is as follows:

	Four Fiscal Quarters Ended
	March 31, 2003	December 31,
		2002	2001	2000	1999	1998
Net cash provided by (used in) operating activities	$(22,423)	$72,682	$(137,036)	$10,375	$123,557	$(139,216)
Add:
Income taxes	80,174	75,992	73,411	66,005	46,492	33,490
Homebuilding interest expense	6,067	5,489	4,158	3,599	1,519	1,168
Expensing of previously capitalized interest included in cost of sales	48,641	48,208	39,990	33,854	27,401	26,399
Noncash impairment charges	8,952	8,952	5,399	—	650	—
Cash distributions of income from unconsolidated homebuilding joint ventures	—	—	—	—	—	4,270
Cash distributions of income from unconsolidated financial services joint ventures	2,517	2,196	1,343	618	1,168	487
Less:
Income (loss) from financial services subsidiary	4,927	4,476	2,408	(855)	(883)	(425)
Income from unconsolidated financial services joint ventures	2,585	2,323	1,713	718	783	—
Depreciation and amortization from financial services subsidiary	235	199	155	67	—	—
Loss on disposal of property and equipment	—	—	—	—	620	—
Net changes in operating assets and liabilities:
Mortgages, other notes and receivables	38,232	28,437	19,339	60,509	(17,108)	26,087
Inventories	141,496	57,335	233,215	66,655	(14,059)	193,242
Deferred income taxes	(4,413)	(4,417)	5,739	3,188	1,954	(1,833)
Other assets	8,179	17,818	(3,758)	(3,096)	3,023	703
Accounts payable	3,624	3,000	12,959	(23,912)	(20,329)	(2,883)
Accrued liabilities	(46,394)	(65,266)	(15,126)	(19,290)	(5,468)	(30,624)

Adjusted Homebuilding EBITDA	$256,905	$243,428	$235,357	$198,575	$148,280	$111,715

(4)	Homebuilding interest incurred represents interest expensed and interest capitalized into real estate inventories for the applicable periods and excludes interest attributable to financial services.

RISK FACTORS

The exchange notes involve substantial risks similar to those associated with the outstanding notes. To understand these risks you should carefully consider the risk factors set forth below, as well as the other information included in this prospectus and the information incorporated by reference.

Risks Relating To Us And Our Business

Our significant amount of debt could harm our financial health and prevent us from fulfilling our obligations under the notes.

We currently have a significant amount of debt. As of March 31, 2003, our total consolidated indebtedness was approximately $780.0 million (excluding indebtedness relating to our mortgage financing operations and trade payables). In addition, subject to the restrictions in our revolving credit facility and notes indentures, we may incur additional indebtedness in the future. Our indebtedness could have important consequences such as:

•	limiting our ability to satisfy our obligations with respect to the notes;

•	requiring us to dedicate a substantial portion of our cash flows from operations to payments on our debt;

•	limiting our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service and other general corporate requirements;

•	making us more vulnerable to general adverse economic and industry conditions;

•	limiting our flexibility to engage in certain transactions or to plan for, or react to, changes in our business and the homebuilding industry; and

•	putting us at a disadvantage compared to competitors who have less debt.

Our unconsolidated joint ventures also have significant amounts of debt, and will likely incur additional debt. Under credit enhancements which we typically provide with respect to joint venture borrowings, we could be required to make additional investments in these joint ventures, either in the form of capital contributions or loan repayments, to reduce these outstanding borrowings. If we were required to make such additional investments in amounts that exceed those permitted under our revolving credit facility or indentures, this could cause a default under the facility or indentures.

Our indentures and our revolving credit facility impose restrictions on our operations and activities and require us to comply with certain financial covenants. If we fail to comply with these restrictions or covenants, our debt could become due and payable prior to maturity.

An adverse change in economic conditions or interest rates could affect the demand for homes and reduce our earnings.

The homebuilding industry is cyclical. Changes in world, national and local economic conditions affect our business and markets. These could include, for example, the impact on economic conditions of terrorist attacks or outbreak or escalation of armed conflict involving the United States. In particular, declines in consumer confidence or employment levels in our markets or in stock market valuations may adversely affect the demand for homes or increase cancellation rates, thus reducing our sales and earnings.

Our customers typically finance their home purchase through lenders providing mortgage financing. Increases in interest rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs, or the decreased availability of financing, to potential homebuyers. Even if some potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. This could adversely affect the demand for homes or increase cancellation rates, thus reducing our sales and earnings.

We may need additional funds, and if we are unable to obtain these funds, we may not be able to expand or operate our business as planned or repay or refinance our indebtedness.

Our operations require significant amounts of cash, and we may be required to seek additional capital, whether from sales of equity or by borrowing more money, for the future growth and development of our business, to fund our operations and inventory or to repay our indebtedness, particularly in the event of a market downturn. Although we currently have significant availability under our revolving credit facility, this facility contains a borrowing base provision and financial covenants which may limit the amount we can borrow thereunder or from other sources. Moreover, the indentures for the notes and our other outstanding public notes contain provisions that may restrict the debt we may incur in the future. The revolving credit facility and the indentures also limit our investments in unconsolidated joint ventures which limits our use of joint ventures as financing vehicles. In addition, a number of factors could affect our ability to access debt or equity financing, including:

•	our financial condition, strength and credit rating;

•	the financial market’s confidence in our management team and financial reporting;

•	general economic conditions and the conditions in the housing sector; and

•	capital market conditions.

Even if available, additional financing could be costly or have adverse consequences. If additional funds are raised through the issuance of stock, dilution to stockholders will result. If additional funds are raised through the incurrence of debt, we will incur increased debt servicing costs and may become subject to additional restrictive financial and other covenants. We can give no assurance as to the terms or availability of additional capital. If we are not successful in obtaining sufficient capital, it could reduce our sales and earnings and adversely impact our financial position and ability to pay our indebtedness.

We depend on the California market. Any adverse change in the economic climate of California could harm our sales and earnings.

Although we have increased our geographic diversification in recent years, we still conduct a significant portion of our business in California and generate a disproportionate amount of our revenues and profits in the state. Demand for new homes, and in some instances home prices, have declined from time to time in California. For instance, during 2001 and part of 2002, we experienced a slowdown in our Northern California operations. If we experience another slowdown in Northern California or in one or more of our other California markets, our earnings and financial position may be negatively impacted.

States, cities and counties in which we operate may adopt slow growth initiatives reducing our ability to build in these areas, which could harm our future sales and earnings.

Several states, cities and counties in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives and other ballot measures which could negatively impact the availability of land and building opportunities within those localities. Approval of slow or no growth measures would reduce our ability to open new home communities and build and sell homes in the affected markets and create additional costs and administration requirements, which in turn could harm our future sales and earnings.

The market value and availability of land may fluctuate significantly, which could limit our ability to develop new communities and decrease the value of our land holdings.

Our success depends in part upon the continued availability of suitable undeveloped land at acceptable prices. The availability of undeveloped land for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding of land prices and restrictive governmental regulation. Should suitable land opportunities become less available, it could limit our ability to develop new communities, increase land costs and negatively impact our sales and earnings.

In addition, the risk of owning developed and undeveloped land can be substantial for homebuilders. The market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and market conditions. In the event of significant changes in economic or market conditions, we may have to write-down land holdings, write-down or write-off goodwill recorded in connection with acquisitions, write-down our investments in unconsolidated joint ventures, sell homes at a loss and/or hold land in inventory longer than planned. For example, during the third quarter of 2002 we recorded a noncash pretax asset impairment charge of $6.0 million. The charge resulted from the write-down of certain homebuilding projects to their estimated fair value in our Colorado division which has experienced slower than anticipated new home sales, increased sales incentives and lower new home selling prices. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market.

The homebuilding industry is highly competitive and, with more limited resources than some of our current and potential competitors, we may not be able to compete effectively.

The homebuilding industry is highly competitive. We compete with numerous other residential construction firms, including large national and regional firms, for customers, undeveloped land, financing, raw materials and skilled labor. We compete for customers primarily on the basis of the location, design, quality and price of our homes and the availability of mortgage financing. Some of our competitors have substantially larger operations and greater financial resources than we do, and as a result may have lower costs of capital, labor and materials than us, and may be able to compete more effectively for land acquisition opportunities. As a result of an ongoing consolidation trend in the industry, some of these competitors may continue to grow significantly in size. We also compete with the resale of existing homes and rental homes. An oversupply of attractively priced resale or rental homes in the markets in which we operate could adversely affect our ability to sell homes profitably. Our mortgage lending operations are subject to intense competition from other mortgage lenders, many of which are substantially larger and may have a lower cost of funds or effective overhead burden than our lending operations.

Material and labor shortages could delay or increase the cost of home construction and reduce our sales and earnings.

The residential construction industry has from time to time experienced serious material and labor shortages, including shortages in insulation, drywall, cement and lumber. These labor and material shortages can be more severe during periods of strong demand for housing. Some of these materials, including lumber, cement and drywall in particular, have experienced volatile price swings. Similar shortages and price increases in the future could cause delays in and increase our costs of home construction which in turn would harm our operating results.

We are subject to extensive government regulation which can increase costs and reduce profitability.

Our homebuilding operations are subject to environmental, building, worker health and safety, zoning and real estate regulations by various federal, state and local authorities. These regulations, which affect all aspects of the homebuilding process, including development, design, construction and sales, can substantially delay or increase the costs of homebuilding activities. In addition, regulations, such as those governing environmental and health matters, may prohibit or severely restrict homebuilding activity in environmentally sensitive regions.

New housing developments, particularly in California where a significant portion of our business is conducted, may be subject to various assessments for schools, parks, streets, highways and other public improvements. The costs of these assessments can be substantial and can cause increases in the effective prices of our homes, which in turn could reduce our sales.

During the development process, we must obtain the approval of numerous governmental authorities which regulate matters such as:

•	permitted land uses, levels of density and architectural designs;

•	the installation of utility services, such as water and waste disposal;

•	the dedication of acreage for open space, parks, schools and other community services; and

•	the preservation of habitat for endangered species and wetlands.

The approval process can be lengthy and cause significant delays in the development process. In addition, changes in local circumstances or laws may require additional approvals or modifications to approvals previously obtained, which can result in further delays and additional expenses. Delays in the development process can cause substantial increases in development costs, which in turn could harm our operating results. There can be no assurance that we will be successful in securing approvals for all of the land we currently control or that there will not be any significant modifications to approvals previously obtained.

Our mortgage financing operations are subject to numerous federal, state and local laws and regulations, including eligibility requirements for participation in federal loan programs. Our title insurance agency operations are subject to applicable insurance laws and regulations. Failure to comply with these requirements can lead to administrative enforcement actions, the loss of required licenses and claims for monetary damages.

Adverse weather conditions and natural disasters may disrupt and delay construction, which could harm our sales and earnings.

We are subject to the risks associated with adverse weather conditions and natural disasters which occur in our markets, including:

•	unusually heavy or prolonged precipitation;

•	hurricanes;

•	earthquakes;

•	fires;

•	floods; and

•	landslides.

These conditions can negatively affect our operations by requiring us to delay or halt construction or to perform potentially costly repairs to our projects under construction and unsold homes. In addition, California, Colorado and Arizona have periodically experienced drought conditions which result in water conservation measures and sometimes rationing by municipalities in which we do business. Restrictions by governmental agencies on construction activity as a result of limited water supplies could harm our operating results.

We are subject to product liability and warranty claims arising in the ordinary course of business, which can be costly.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the homebuilding industry and can be costly. While we maintain product liability insurance and generally seek to require our subcontractors and design professionals to indemnify us for liabilities arising from their work, there can be no assurance that these insurance rights and indemnities will be adequate to cover all construction defect and warranty claims for which we may be liable. For example, contractual indemnities can be difficult to enforce, we may be responsible for applicable self-insured retentions and certain claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and availability of product liability insurance for construction defects is currently limited and costly. There can be no assurance that coverage will not be further restricted and become more costly.

We may not be able to successfully identify, complete and integrate future acquisitions which could harm our profitability.

Our growth strategy includes expanding and diversifying geographically through strategic acquisitions. Successful acquisitions require us to correctly identify appropriate acquisition candidates and to integrate acquired operations and management with our own. Should we make an error in judgment when identifying an acquisition candidate, or should we fail to successfully integrate acquired operations and management, we will likely fail to realize the benefits we intended to derive from the acquisition. Acquisitions may also divert our management from operating our existing business. We can give no assurance that we will be able to successfully identify, complete and integrate strategic acquisitions.

We are dependent on our senior management and the loss of any of these individuals or an inability to hire additional personnel could adversely effect us.

Our success is dependent upon the management and the leadership skills of members of our senior management. The loss of any of these individuals or an inability to attract and retain additional qualified personnel could adversely affect us. There can be no assurance that we will be able to retain our existing senior management personnel or attract additional qualified personnel.

Risks Relating To The Notes

Your right to receive payments under the notes is effectively junior to our existing and future secured indebtedness and other secured obligations and the existing and future indebtedness of our subsidiaries.

Our subsidiaries have not guaranteed the outstanding notes and are not guaranteeing the exchange notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. Assuming we had completed the offering of the outstanding notes and the exchange offer on March 31, 2003 and after giving effect to the application of the net proceeds of the offering of the outstanding notes, the notes would have been effectively junior to approximately $69.0 million of liabilities of our subsidiaries (excluding indebtedness relating to our mortgage banking operations and obligations of our subsidiaries under guarantees given in connection with our revolving credit facility). Our subsidiaries may be permitted to incur substantial additional liabilities in the future under the terms of the indenture which governs the notes.

Additionally, the notes are unsecured obligations and therefore will be effectively subordinated to any existing and future secured indebtedness and other secured obligations we may incur. Assuming we had completed the offering of the outstanding notes and the exchange offer on March 31, 2003 and after giving effect to the application of the net proceeds of the offering of the outstanding notes, the notes would have been effectively junior to approximately $12.7 million of secured indebtedness (excluding indebtedness relating to our mortgage banking operations). In addition, under certain circumstances, certain of our surety bonds can become secured obligations. We will be permitted to incur additional secured indebtedness and other secured obligations, subject to limitations under the terms of the indenture. If we file for bankruptcy, liquidate or dissolve, our assets would be available to pay obligations in respect of the notes only after we pay all of our secured indebtedness and other secured obligations. We may not have sufficient assets remaining to make any payments in respect of the notes.

Your ability to recover from our former auditors, Arthur Andersen LLP, for any financial misstatements may be limited.

On June 5, 2002, we replaced Arthur Andersen LLP as our independent auditors. Our consolidated balance sheet as of December 31, 2001, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2001 incorporated by reference in this prospectus were audited by Andersen, as stated in their report dated January 21, 2002. Subsequent to issuing the report, Andersen was convicted of obstruction of justice and has ceased to audit publicly held companies. In connection with the offering of the outstanding notes and the exchange offer, Andersen did not perform procedures to assure the continued accuracy of its report on our audited financial statements. As a result, you may not have an effective remedy against Andersen in connection with a material misstatement or omission in our financial statements. In addition, if Andersen has limited or no assets available for creditors, you may not be able to recover against Andersen for any claims you may have as a result of Andersen’s role as our independent public accountants and as author of the audit report for the audited financial statements incorporated by reference into this prospectus.

We may be unable to purchase the notes upon a change of control as required by the indenture.

If a change of control occurs as described in the section “Description of the Exchange Notes” of this prospectus under the heading “Change of Control,” we will have to offer to purchase the notes at 101% of their principal amount, together with all accrued and unpaid interest, if any. We cannot assure you that we will have sufficient funds to purchase the notes upon a change of control. Our inability to purchase the notes upon a change of control would constitute an event of default under the indenture which governs the notes. A change of control may also require us to offer to purchase our other outstanding indebtedness and cause a default under our credit facility. If a purchase were required under the indentures for our notes, we can give no assurance that we would have sufficient funds to pay the purchase price for all debt that we are required to repurchase or repay. The change of control feature of the notes could make it more difficult for a third party to acquire us, even if such an acquisition would be beneficial to you and our stockholders.

We cannot assure you that an active trading market for the exchange notes will exist if you desire to sell the exchange notes.

There is no existing public market for the outstanding notes or the exchange notes. We do not intend to apply for listing of the exchange notes on a securities exchange or quotation system. The liquidity of any trading market in the notes, and the market prices quoted for the notes, may be adversely affected by changes in the overall market for these types of securities, and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that you will be able to sell the notes or that, if you can sell your notes, you will be able to sell them at an acceptable price.

You may have difficulty selling any outstanding notes that you do not exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to hold outstanding notes subject to restrictions on their transfer. Those transfer restrictions are described in the indenture governing the outstanding notes and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under an exemption from the registration requirements of the Securities Act.

In general, you may offer or sell your outstanding notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the outstanding notes under the Securities Act or any state securities laws.

If a substantial amount of the outstanding notes is exchanged for a like-amount of the exchange notes issued in the exchange offer, the liquidity of your outstanding notes could be adversely affected. In addition, once the exchange offer is completed, holders of outstanding notes will no longer be entitled to exchange outstanding notes for notes that are registered or, except in certain limited situations pursuant to the registration rights agreement, to have those outstanding notes registered under the Securities Act. See “The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes” for a discussion of additional consequences of failing to exchange your outstanding notes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges(1)	3.4x	3.3x	4.2x	4.6x	4.9x	4.1x	3.7x

(1)	Ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” means net income (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in costs of sales, (d) interest portion of rent expense, (e) income from unconsolidated joint ventures, (f) discontinued operations and (g) an extraordinary charge from early extinguishment of debt of $1.3 million, net of taxes, in 1998. For this purpose, “fixed charges” means homebuilding interest incurred, whether expensed or capitalized, and the interest portion of rent expense.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive outstanding notes in like principal amount. We will cancel all outstanding notes so received.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2003:

•	on an actual basis; and

•	on an adjusted basis to reflect the issuance of the outstanding notes, the application of the net proceeds from the sale of the outstanding notes and the consummation of the exchange offer.

The consolidated financial statements from which this information has been derived have not been audited.

	As of March 31, 2003
	Actual	As Adjusted
	($ in thousands)
	(unaudited)
Debt(1):
Revolving credit facility(2)	$21,000	$—
Trust deed and other notes payable	12,716	12,716
8 1/2% Senior Notes due 2007, net	99,637	99,637
8% Senior Notes due 2008, net	99,606	99,606
8 1/2% Senior Notes due 2009, net	149,282	149,282
9 1/2% Senior Notes due 2010	125,000	125,000
9 1/4% Senior Subordinated Notes due 2012, net	148,873	148,873
7 3/4% Senior Notes due 2013, net	123,933	123,933
6 7/8% Senior Notes due 2011	—	175,000

Total debt	780,047	934,047

Stockholders’ equity:
Preferred Stock, $0.01 par value; 10,000,000 shares authorized; none issued	—	—
Common Stock, $0.01 par value; 100,000,000 shares authorized; 32,155,088 shares issued and outstanding(3)	322	322
Additional paid-in capital(3)	368,689	368,689
Retained earnings	425,926	425,926

Total stockholders’ equity	794,937	794,937

Total capitalization	$1,574,984	$1,728,984

(1)	Excludes approximately $84.0 million of debt outstanding at March 31, 2003 under our mortgage banking credit facilities.
(2)	At June 23, 2003, there were no amounts outstanding under our revolving credit facility.
(3)	Excludes 3,289,126 shares of common stock reserved at March 31, 2003 for issuance upon exercise of outstanding options under our stock incentive plans.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We issued the outstanding notes on May 19, 2003 in a private placement to the initial purchasers of the notes, who then resold such notes to qualified institutional buyers, as defined under the Securities Act. In connection with the issuance of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of those notes. Under the registration rights agreement, we agreed, among other things, to file by July 18, 2003, a registration statement with the SEC for the exchange of the outstanding notes for exchange notes registered under the Securities Act. This prospectus is a part of the registration statement we filed to satisfy that obligation. We also agreed to use our reasonable best efforts to cause the registration statement to be declared effective by the SEC by October 16, 2003. We also agreed that, once such registration statement became effective, we would commence the exchange offer. A copy of the registration rights agreement is filed as an exhibit to the registration statement.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer; Expiration Date

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Subject to the terms and conditions in this prospectus and the letter of transmittal, we will accept for exchange outstanding notes which are validly tendered on or before the expiration date and are not validly withdrawn as permitted below. The expiration date for the exchange offer is 5:00 p.m., New York City time, on             , 2003, or such later date and time to which we, in our sole discretion, extend the exchange offer.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration date;

•	if any of the conditions set forth below under “—Conditions to the Exchange Offer” has not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; and

•	to amend the exchange offer in any manner.

We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us, upon expiration of the exchange offer, unless validly withdrawn.

How to Tender Outstanding Notes for Exchange

Only a record holder of outstanding notes may tender in the exchange offer. When the holder of outstanding notes tenders and we accept outstanding notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who desires to tender outstanding notes for exchange must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, the outstanding notes being tendered and all other documents required by such letter of transmittal, to Bank One Trust Company, the exchange agent, at the address set forth below under the heading “—The Exchange Agent”; or

•	if outstanding notes are tendered pursuant to the book-entry procedures set forth below, an agent’s message must be transmitted by The Depository Trust Company, or DTC, to the exchange agent at the address set forth below under the heading “—The Exchange Agent,” and the exchange agent must receive, prior to the expiration date, a confirmation of the book-entry transfer of the outstanding notes being tendered into the exchange agent’s account at DTC, along with the agent’s message; or

•	if time will not permit the required documentation to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed by the expiration date, the holder may effect a tender by complying with the guaranteed delivery procedures described below.

The term “agent’s message” means a message which:

•	is transmitted by DTC;

•	is received by the exchange agent and forms a part of a book-entry transfer;

•	states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by, and makes each of the representations and warranties contained in, the letter of transmittal; and

•	states that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letter of transmittal or agent’s message and all other required documents to the exchange agent is at the election and sole risk of the holder. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal must be guaranteed unless the outstanding notes surrendered for exchange are tendered:

(1)	by a holder of outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

(2)	for the account of a recognized member in good standing of a Medallion Signature Guarantee Program recognized by the exchange agent, such as a firm which is a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or certain other eligible institutions, each of the foregoing being referred to herein as an “eligible institution.”

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If outstanding notes are registered in the name of a person other than the person who signed the letter of transmittal, the outstanding notes tendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the registered holder’s signature guaranteed by an eligible institution.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal, any outstanding notes, or any instruments of transfer such persons should so indicate when signing, and must submit proper evidence satisfactory to us of such person’s authority to so act unless we waive this requirement.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange and all other required documents. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note not validly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful;

•	waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note, either before or after the expiration date; and

•	determine the eligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Our determinations, either before or after the expiration date, under and of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions to it, or as to any questions with respect to the tender of any outstanding notes, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of us incur any liability for failure to give such notification.

If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf.

WE MAKE NO RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER. IN ADDITION, WE HAVE NOT AUTHORIZED ANYONE TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO TENDER, AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITIONS AND REQUIREMENTS.

Book-Entry Transfers

Any financial institution that is a participant in DTC’s system must make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program, known as ATOP. Such participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message. The letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must be transmitted to and received by the exchange agent at the address set forth below under “—The Exchange Agent” on or prior to the expiration date of the exchange offer; or the holder must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such notes and the holder’s notes are not immediately available, or time will not permit such holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the outstanding notes through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution a validly completed and executed notice of guaranteed delivery, substantially in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the outstanding notes being tendered and the amount of the outstanding notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent’s message and any other documents required by the letter of transmittal will be transmitted to the exchange agent; and

•	the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent’s message and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw tenders of your outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written notice of withdrawal, by facsimile (with receipt confirmed by telephone) or by mail, must be received by the exchange agent, at the address set forth below under “—The Exchange Agent,” prior to the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes;

•	specify the principal amount of the outstanding notes to be withdrawn;

•	where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder, and the serial numbers of the particular certificates to be withdrawn;

•	where outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC; and

•	bear the signature of the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, with such signature guaranteed by an eligible institution, unless such holder is an eligible institution.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices and our determination will be final and binding on all parties. Any tendered outstanding notes validly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn notes may be re-tendered by following one of the procedures described under “—How to Tender Outstanding Notes for Exchange” above at anytime on or prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept for exchange, promptly after the expiration date, all outstanding notes validly tendered and not validly withdrawn and will promptly issue exchange notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Accordingly, registered holders of exchange notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the issue date of the outstanding notes, or, if interest has been paid, from the most recent date through which interest has been paid. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer.

If we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged outstanding notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged outstanding notes will be credited to an account maintained with DTC. We will return the outstanding notes or have them credited to DTC as promptly as practicable after the withdrawal, rejection of tender or termination of the exchange offer, as applicable.

Conditions to the Exchange Offer

The exchange offer is not conditioned upon the tender of any minimum principal amount of outstanding notes. Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer, by oral or written notice to the exchange agent or by a timely press release, if at any time before the acceptance of the outstanding notes for exchange or the exchange of the exchange notes for such outstanding notes, any of the following conditions exist:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency challenging the exchange offer or which we believe might be expected to prohibit or materially impair our ability to proceed with the exchange offer;

•	any stop order is threatened or in effect with respect to either (1) the registration statement of which this prospectus is a part or (2) the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

•	any law, rule or regulation is enacted, adopted, proposed or interpreted which we believe might be expected to prohibit or impair our ability to proceed with the exchange offer or to materially impair the contemplated benefits of the exchange offer.

Accounting Treatment

For accounting purposes, we will not recognize gain or loss upon the exchange of the exchange notes for outstanding notes. We will amortize expenses incurred in connection with the issuance of the exchange notes over the term of the exchange notes.

Fees and Expenses

We will not make any payment to brokers, dealers, or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees;

•	printing fees; and

•	related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of or exemption from, these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

The Exchange Agent

We have appointed Bank One Trust Company, N.A. as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of its addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should also be directed to the exchange agent at one of its addresses below:

Deliver to:

Bank One Trust Company, N.A.

By mail, hand delivery or courier service at:

1111 Polaris Parkway, Suite N1-OH1-0184 Columbus, Ohio 43240 Attention: Exchanges	55 Water Street, 1st Floor, Jeanette Park Entrance New York, New York 10041 Attention: Exchanges

or

By Facsimile Transmission

(for eligible institutions only):

(614) 248-9987

Confirm by Telephone:

(800) 346-5153

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above will not constitute a valid delivery.

Consequences of Failure to Exchange Outstanding Notes

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture and the legend contained on the outstanding notes regarding the transfer restrictions of the outstanding notes. Except in limited circumstances with respect to specific types of holders of outstanding notes discussed below under “—Filing of Registration Statements,” we will have no further obligation to provide for the registration under the Securities Act of such outstanding notes.

In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the outstanding notes under the Securities Act or under any state securities laws.

Holders of the exchange notes and any outstanding notes which remain outstanding after consummation of the exchange offer will vote together as a single series for purposes of determining whether holders of the requisite percentage of the series have taken certain actions or exercised certain rights under the indenture.

Consequences of Exchanging Outstanding Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the exchange notes issued in the exchange offer may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. However, based on interpretations of the staff of the SEC, as set forth in a series of no-action letters issued to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by holders of those exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 promulgated under the Securities Act;

•	the exchange notes issued in the exchange offer are acquired in the ordinary course of the holder’s business;

•	the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer;

•	if the holder is not a broker-dealer, the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes; and

•	if such a holder is a broker-dealer, such broker-dealer will receive the exchange notes for its own account in exchange for outstanding notes and that:

•	such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

•	it will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of exchange notes issued in the exchange offer. (In no-action letters issued to third parties, the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of outstanding notes) by delivery of the prospectus relating to the exchange offer). See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Each holder participating in the exchange offer will be required to furnish us with a written representation in the letter of transmittal that they meet each of these conditions and agree to these terms.

However, because the SEC has not considered the exchange offer for our outstanding notes in the context of a no-action letter, we cannot guarantee that the staff of the SEC would make similar determinations with respect to this exchange offer.

Any holder that is an affiliate of ours or that tenders outstanding notes in the exchange offer for the purpose of participating in a distribution:

•	may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), Morgan, Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

The exchange notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the exchange notes. We currently do not intend to register or qualify the sale of the exchange notes in any state where an exemption from registration or qualification is required and not available.

Filing of Registration Statements

Under the registration rights agreement we agreed, for the benefit of the holders of the outstanding notes (including the initial purchasers), among other things, to allow any broker-dealer electing to exchange its outstanding notes for exchange notes that is subject to the prospectus delivery requirements under the Securities Act to use this prospectus in connection with the resale of its exchange notes. We are required to use our reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective for the period of time that all persons subject to the prospectus delivery requirements of the Securities Act must comply with such requirements in order to resell their exchange notes, provided that in the case where such prospectus must be delivered by a broker-dealer or initial purchaser, such period shall be generally the lesser of 180 days and the date on which all such broker-dealers and the initial purchasers have sold all exchange notes held by them.

The registration rights agreement also provides that if:

•	because of changes in law or in applicable interpretations of the SEC’s staff, we are not permitted to effect the exchange offer;

•	the exchange offer is not consummated within 180 days following the issuance of the outstanding notes;

•	any initial purchaser so requests within 20 business days following consummation of the exchange offer with respect to outstanding notes not eligible to be exchanged in the exchange offer and held by it upon consummation of the exchange offer or;

•	any holder, other than a broker-dealer, notifies us within 20 business days following consummation of the exchange offer that, based upon an opinion of counsel, such holder is not eligible to participate in the exchange offer, or, if the holder participated in the exchange offer, that the holder did not receive freely tradable exchange notes on the date of exchange;

we will, in lieu of, or, in certain situations, in addition to, effecting registration of the exchange notes under the registration statement of which this prospectus is a part, use our reasonable best efforts to cause a registration statement under the Securities Act relating to a shelf registration of the outstanding notes for resale by holders or, in the case of outstanding notes held by an initial purchaser for resale by such initial purchaser, to become effective as promptly as practicable (but in no event more than 120 days after being so required). No holder will be entitled to have its notes included in the shelf registration statement unless it agrees to be bound by the provisions of the registration rights agreement. We are required to use our reasonable best efforts to keep the shelf registration statement effective until two years following the effective date of such registration statement or, if shorter, when all the notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement or Rule 144 under the Securities Act or are saleable pursuant to Rule 144(k) under the Securities Act.

The registration rights agreement provides that notwithstanding anything to the contrary, if at any time after the consummation of the exchange offer (with respect to this prospectus) or after the effective date of a shelf registration statement (with respect to the prospectus contained therein), we advise each holder of notes to be sold pursuant to the registration statement of the existence of a potential material event (as defined in the registration rights agreement), a suspension period shall occur in which the holders shall not sell any notes pursuant to the prospectus contained in such registration statement from the time of the receipt of notice until the holders receive written notice from us that such potential material event either has been disclosed to the public or no longer constitutes a potential material event, but in no event for a period of more than 60 days. In each such case the applicable period of effectiveness of the shelf registration statement shall be extended by the number of days of the applicable suspension period and additional interest (as defined below) shall not apply during the suspension period to the extent that such additional interest is due solely as a result of the imposition of the suspension period. Notwithstanding anything to the contrary, we may not declare a suspension period more than two times in any calendar year.

We will, in the event of the shelf registration statement, provide to the holder or holders of the applicable notes copies of the prospectus that is a part of the registration statement filed in connection with the shelf registration statement, notify such holder or holders when the shelf registration statement for the applicable notes has become effective and take certain other actions as are required to permit resales of the applicable notes under the shelf registration statement. A holder of outstanding notes that sells such notes pursuant to the shelf registration statement generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, would be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and would be bound by the provisions of the registration rights agreement that are applicable to such a holder (including certain indemnification obligations).

Although we intend, if required, to file the shelf registration statement, we cannot assure you that the shelf registration statement will be filed or, if filed, that it will become or remain effective.

Additional Interest

The registration rights agreement provides that in the event any of the following events occur, each referred to herein as a “registration default,” we will pay additional interest on the affected outstanding notes and any transfer restricted notes (as defined in the registration rights agreement):

•	neither the registration statement relating to the exchange offer nor a shelf registration statement has been filed with the SEC by the applicable deadline;

•	neither the exchange offer is consummated nor, if required in lieu thereof, the shelf registration statement is declared effective by the SEC by the applicable deadline; or

•	any registration statement required by the registration rights agreement is filed and declared effective but thereafter ceases to be effective or the related prospectus becomes unusable (except as specifically permitted therein) in connection with resales of transfer restricted notes during the periods specified therein because either:

•	any event occurs as a result of which the related prospectus forming part of such registration statement would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or

•	it shall be necessary to amend such registration statement or supplement the related prospectus, to comply with the Securities Act or the Exchange Act or the respective rules thereunder.

The additional interest will be paid in cash and will be incurred in addition to the 6 7/8% per annum on the face of the notes. Additional interest will accrue for the period from the occurrence of the registration default until such time as such registration default is cured, at a rate,

•	with respect to the first 90-day period immediately following the occurrence of the first registration default, an amount equal to $.05 per week per $1,000 principal amount of the outstanding notes and any transfer restricted notes, without duplication; and

•	an additional $.05 per week per $1,000 principal amount of the outstanding notes and any transfer restricted notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of additional interest for all registration defaults of $.25 per week per $1,000 principal amount of the outstanding notes and any transfer restricted notes, without duplication.

DESCRIPTION OF THE EXCHANGE NOTES

The exchange notes are to be issued under an Indenture, dated as of April 1, 1999, as amended by a First Supplemental Indenture, dated as of April 13, 1999, a Second Supplemental Indenture, dated as of September 5, 2000, a Third Supplemental Indenture, dated as of December 28, 2001, a Fourth Supplemental Indenture, dated as of March 4, 2003, and a Fifth Supplemental Indenture, dated as of May 12, 2003 (the “Indenture”), between the Company and Bank One Trust Company, N.A. (as successor in interest to the First National Bank of Chicago), as trustee (the “Trustee”).

The terms of the exchange notes and the outstanding notes are identical in all material respects, except that the exchange notes:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

•	will not contain provisions relating to the payment of additional interest to be paid to the holders of the outstanding notes under circumstances related to the timing of the exchange offer.

Any outstanding notes that remain outstanding after the exchange offer, together with exchange notes issued in the exchange offer, will be treated as a single series of securities under the Indenture. Accordingly, when determining whether the required holders have given notice, consent or waiver or taken any other action permitted under the Indenture, any outstanding notes that remain outstanding after the exchange offer will be aggregated with the exchange notes. All references herein to specified percentages in aggregate principal amount of notes outstanding shall be deemed to mean, at any time after the exchange offer is consummated, percentages in aggregate principal amount of outstanding notes and exchange notes outstanding.

As used in this “Description of the Exchange Notes,” the term “Company” refers to Standard Pacific Corp. and not any of its subsidiaries. Certain terms used in the following description are defined under “Certain Definitions” below. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference.

The following is a summary of the material provisions of the Indenture related to the notes. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. You are referred to the Indenture and the Trust Indenture Act for a statement thereof. A copy of the Indenture has been filed as an exhibit to the registration statement of which this prospectus is a part, see the section “Where You Can Find More Information.” A copy of the Indenture may also be obtained from the Company upon request.

General

The notes will:

•	mature on May 15, 2011;

•	be general unsecured obligations of the Company;

•	rank equally in right of payment with all existing and future general unsecured obligations of the Company (except for current and future obligations that may be subordinated to the notes); and

•	initially be limited to $175,000,000 aggregate principal amount. Under the Indenture, the Company may “reopen” the series of debt securities constituting the notes and issue additional notes of this series without the consent of the holders of the notes.

Since the operations of the Company are currently conducted in part through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the notes, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively junior to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary. In such case, the recognized claims of the Company as a creditor would still be junior to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

Each note will bear interest at the rate of 6 7/8% per annum from May 19, 2003. Interest on the notes will be payable on each May 15 and November 15 (each an “Interest Payment Date”), commencing November 15, 2003, to holders of record at the close of business on the May 1 and November 1 immediately preceding such interest payment date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Optional Redemption

The notes will be redeemable at the option of the Company, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address.

The notes will be redeemable at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum, as determined by the Quotation Agent, as defined below, of the present values of the principal amount of the notes to be redeemed and the remaining scheduled payments of interest thereon from the redemption date to May 15, 2011 for the notes to be redeemed, exclusive of interest accrued to the redemption date, which we refer to as the “Remaining Life,” discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of 30-day months) at the Treasury Rate, as defined below, plus 50 basis points, plus, in either case, accrued and unpaid interest and additional interest, if any, on the principal amount being redeemed to the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the Remaining Life.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer appointed by the Company.

“Reference Treasury Dealer” means each of Credit Suisse First Boston LLC, Banc of America Securities LLC, Banc One Capital Markets, Inc. and SunTrust Capital Markets, Inc. and their successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City, a “primary treasury dealer,” the Company will substitute therefor another primary treasury dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the stated maturity, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

If less than all of the notes are to be redeemed, the Trustee will select the notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate. If money sufficient to pay the redemption price of and accrued interest on all of the notes (or portions thereof) to be redeemed on the redemption date is deposited with the Trustee or paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.

The Company may at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.

Change of Control

Upon the occurrence of a Change of Control, each holder shall have the right to require that the Company repurchase all or a portion of such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the provisions of the next paragraph.

Within 30 days following any Change of Control, the Company shall mail a notice to each holder with a copy to the Trustee stating:

•	that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount outstanding at the repurchase date plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

•	the circumstances and relevant facts and relevant financial information regarding such Change of Control;

•	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

•	the instructions determined by the Company, consistent with the covenant described hereunder, that a holder must follow in order to have its notes repurchased.

The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934, and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

Upon the occurrence of a change of control (which term is defined broadly under the Bank Credit Facility), the agent under the Bank Credit Facility may declare an event of default under the Bank Credit Facility (unless the facility is prepaid and terminated) and any amounts owed thereunder would be due and payable. The occurrence of a Change of Control will also constitute a change of control under the indentures governing the Company’s existing public notes, providing each holder of such existing notes the right to require the Company to repurchase such notes. Future Indebtedness of the Company may also contain prohibitions of certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any repurchases required in connection with a Change of Control. The Company’s failure to purchase the notes in connection with a Change in Control would result in a default under the Indenture which could, in turn, constitute a default under other Indebtedness.

Certain Covenants

Limitation on Additional Indebtedness

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness unless, after giving effect thereto, either:

•	the ratio of Indebtedness of the Company and the Restricted Subsidiaries (excluding, for purposes of this calculation only, purchase money mortgages that are Non-Recourse Indebtedness), to Consolidated Tangible Net Worth of the Company is less than 2.25 to 1; or

•	the Consolidated Coverage Ratio exceeds 2.0 to 1.

Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may Incur:

(1)	Indebtedness under one or more Bank Credit Facilities in an amount not in excess of $550 million outstanding in the aggregate at any one time;

(2)	purchase money mortgages that are Non-Recourse Indebtedness;

(3)	Indebtedness Incurred under a Warehouse Facility, provided that the amount of such Indebtedness (excluding funding drafts issued thereunder) outstanding at any time pursuant to this clause may not exceed 98% of the value of the Mortgages pledged to secure Indebtedness thereunder;

(4)	Indebtedness Incurred solely for the purpose of refinancing or repaying any existing Indebtedness so long as:

(A)	the principal amount of such new Indebtedness does not exceed the principal amount of the existing Indebtedness refinanced or repaid (plus the premiums or other payments required to be paid in connection with such refinancing or repayment and the expenses incurred in connection therewith);

(B)	the maturity of such new Indebtedness is not earlier than that of the existing Indebtedness to be refinanced or repaid;

(C)	such new Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced or repaid;

(D)	the new Indebtedness ranks equally with or is junior to the Indebtedness being refinanced or repaid; and

(E)	the existing and new Indebtedness are obligations of the same entity; and

(5)

if any Restricted Subsidiary guarantees payment of the notes pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees,” Indebtedness of the Company owed to a Guarantor and Indebtedness of any Guarantor owed to the Company or any other Guarantor; provided that upon any Guarantor ceasing to be a Guarantor or such Indebtedness being owed to any Person other than the Company or a Guarantor, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have Incurred Indebtedness not permitted by this clause (5).

For purposes of determining compliance with this “Limitation on Additional Indebtedness” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Indebtedness permitted in clauses (1) through (5) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify (or later classify or reclassify in whole or in part in its sole discretion) such item of Indebtedness in any manner that complies with this covenant.

The Company and its Subsidiaries will retain the ability to incur significant Indebtedness in accordance with the limitations set forth above.

Limitations on Liens

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, issue, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien or other encumbrance of any nature (herein collectively referred to as a “lien” or “liens”) upon any property of the Company or any Restricted Subsidiary, or on any shares of stock of any Restricted Subsidiary, without in any such case effectively providing that the notes (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary ranking equally with the notes) shall be secured equally and ratably with such Indebtedness, except that the foregoing restrictions shall not apply to:

(1)	liens existing on December 31, 2002;

(2)	pledges, guarantees and deposits under workers’ compensation laws, unemployment insurance laws or similar legislation, good faith deposits under bids, tenders or contracts, deposits to secure public or statutory obligations or appeal or similar bonds, and liens created by special assessment districts used to finance infrastructure improvements;

(3)	liens existing on property or assets of any entity on the date on which it becomes a Restricted Subsidiary, which secured Indebtedness is not Incurred in contemplation of such entity becoming a Restricted Subsidiary;

(4)	liens on or leases of model home units;

(5)	Capitalized Lease Obligations entered into in the ordinary course of business in amounts not in excess of $25 million outstanding in the aggregate at any one time;

(6)	the replacement of any of the items set forth in clauses (1) through (5) above, provided that:

(A)	the principal amount of the Indebtedness secured by liens shall not be increased;

(B)	such Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced;

(C)	the maturity of such Indebtedness is not earlier than that of the Indebtedness to be refinanced; and

(D)	the liens shall be limited to the property or part thereof which secured the lien so replaced or property substituted therefor as a result of the destruction, condemnation or damage of such property;

(7)

liens on property acquired, constructed or improved by the Company or any Restricted Subsidiary, which liens are either existing at the time of such acquisition or at the time of completion of construction or improvement or created within 120 days after such acquisition, completion or improvement, to secure Indebtedness Incurred or assumed to finance all or part of such property, including any increase in the principal amount of such Indebtedness and any extension of the repayment schedule and maturity of such Indebtedness Incurred or entered into in the ordinary course of business;

(8)	liens or priorities incurred in the ordinary course of business, such as laborers’, employees’, carriers’, mechanics’, vendors’, and landlords’ liens or priorities;

(9)	liens for certain taxes and certain survey and title exceptions;

(10)	liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceeding for review and with respect to which it has secured a stay of execution pending such appeal or proceeding for review;

(11)	liens on property owned by any Homebuilding Joint Venture;

(12)	liens securing a Warehouse Facility, provided that such liens shall not extend to any assets other than the mortgages, promissory notes and other collateral that secures mortgage loans made by the Company or any of its Restricted Subsidiaries;

(13)	liens securing the notes and, if any Restricted Subsidiary guarantees payment of the notes pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees,” liens securing any such guarantee; and

(14)	liens which would otherwise be subject to the foregoing restrictions which, when the Indebtedness relating to those liens is added to all other then outstanding Indebtedness of the Company and the Restricted Subsidiaries secured by liens and not listed in clauses (1) through (13) above, does not exceed $75 million.

Limitation on Restricted Payments

The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, directly or indirectly:

(1)	declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem or otherwise acquire or retire for value, any Capital Stock of the Company other than through the issuance solely of the Company’s own Capital Stock (other than Disqualified Stock), or rights thereto;

(2)	make any principal payment on or redeem, repurchase, defease or otherwise acquire or retire for value prior to scheduled principal payments or maturity, Indebtedness of the Company or any Restricted Subsidiary which is expressly subordinated in right of payment to the notes (other than any repayment, redemption, repurchase, defeasance or other retirement that is made substantially concurrent with the receipt of proceeds from the Incurrence of Indebtedness that by its terms is both subordinated in right of payment to the notes and matures, by sinking fund or otherwise, after the earlier of (A) May 15, 2011 and (B) the maturity date of the subordinated Indebtedness being repaid, redeemed, repurchased, defeased or otherwise retired); or

(3)	make any Restricted Investment;

(such payments or any other actions described in (1), (2) and (3), being referred to herein collectively as, “Restricted Payments”) unless:

(A)	at the time of, and after giving effect to, the proposed Restricted Payment, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing;

(B)	the Company is able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Additional Indebtedness”; and

(C)	at the time of, and after giving effect thereto, the sum of the aggregate amount expended (or with respect to guaranties or similar arrangements the amount then guaranteed) for all such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee) subsequent to June 30, 1997 shall not exceed the sum of:

(I)	50% of the aggregate Consolidated Net Income (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis subsequent to June 30, 1997; plus

(II)	the aggregate net proceeds, including the fair market value of property other than cash (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee), received by the Company from the issuance or sale, after the Original Issue Date, of Capital Stock (other than Disqualified Stock) of the Company, including Capital Stock (other than Disqualified Stock) of the Company issued subsequent to the Original Issue Date upon the conversion of Indebtedness of the Company initially issued for cash; plus

(III)	100% of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) paid to the Company (or any Restricted Subsidiary) by an Unrestricted Subsidiary, Homebuilding Joint Venture or any other Person in which the Company (or any Restricted Subsidiary), directly or indirectly, has an ownership interest but less than an 80% ownership interest to the extent that such dividends or distributions do not exceed the amount of loans, advances or capital contributions made to any such entity or Person subsequent to the Original Issue Date and included in the calculation of Restricted Payments; plus

(IV)	$40 million.

The foregoing shall not prevent:

•	the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration the making of such payment would have complied with the provisions of this limitation on dividends; provided, however, that such dividend shall be included in future calculations of Restricted Payments;

•	the retirement of any shares of the Company’s Capital Stock by exchange for, or out of proceeds of the substantially concurrent sale of, other shares of its Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(II) of the immediately preceding paragraph; or

•	the redemption, repayment, repurchase, defeasance or other retirement of Indebtedness with proceeds received from the substantially concurrent sale of shares of the Company’s Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(II) of the immediately preceding paragraph.

Limitation on Asset Sales

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, make an Asset Disposition, other than for fair market value and in the ordinary course of business, with an aggregate net book value as of the end of the immediately preceding fiscal quarter greater than 10% of the Company’s total consolidated assets as of that date unless:

(1)

the consideration received by the Company (or a Restricted Subsidiary, as the case may be) for such disposition consists of at least 70% cash; provided, however, that the amount of any liabilities assumed by the transferee and any notes or other Obligations received by the Company or a Restricted Subsidiary which are immediately converted into cash shall be deemed to be cash; and

(2)	the Company shall within 390 days after the date of such sale or sales, apply the net proceeds from such sale or sales in excess of an amount equal to 10% of the Company’s total consolidated assets to:

(A)	a purchase of or an Investment in Additional Assets (other than cash or cash equivalents);

(B)	repayments, redemptions or repurchases of indebtedness of the Company which ranks equally with the notes; and/or

(C)	make an offer to acquire all or part of the notes (or indebtedness of the Company which ranks equally with the notes) at a purchase price equal to the principal amount thereof plus accrued and unpaid interest thereon to the purchase date.

Any such offer to acquire notes will be mailed not less than 30 days nor more than 60 days prior to the proposed date of purchase to each holder at its last registered address. The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described above by virtue thereof. If an offer hereunder is oversubscribed, the Company shall acquire notes on a pro rata basis or by lot or in such other manner as the Trustee shall deem fair and appropriate.

If the Company is required to make an offer to acquire notes pursuant to this provision, such offer may be subject to the restrictions and limitations that may apply to an offer to purchase notes following a Change of Control. See “Change of Control” and “Risk Factors—We may be unable to purchase the notes upon a change of control as required by the indenture.”

Transactions with Affiliates

The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless the terms thereof:

(1)	are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate; and

(2)	if such Affiliate Transaction (or series of related Affiliate Transactions) involve aggregate payments in an amount in excess of $10 million in any one year:

(A)	are set forth in writing; and

(B)	have been approved by a majority of the disinterested members of the Board of Directors.

The provisions of the foregoing paragraph shall not prohibit:

•	any Restricted Payment permitted to be paid pursuant to the covenant described under “—Limitation on Restricted Payments” above;

•	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise, pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans in the ordinary course of business and approved by the Board of Directors or a committee thereof;

•	the grant of stock options or similar rights to employees and directors of the Company in the ordinary course of business and pursuant to plans approved by the Board of Directors or a committee thereof;

•	loans or advances to employees in the ordinary course of business of the Company or its Restricted Subsidiaries;

•	fees, compensation or employee benefit arrangements paid to and indemnity provided for the benefit of directors, officers or employees of the Company or any Subsidiary in the ordinary course of business; or

•	any Affiliate Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

Limitation on Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary:

(1)	to pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company;

(2)	to make any loans or advances to the Company; or

(3)	transfer any of its property or assets to the Company;

except for:

(A)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Original Issue Date;

(B)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary which was entered into on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(C)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of this covenant (or effecting a Refinancing of such Refinancing Indebtedness pursuant to this clause (C)) or contained in any amendment to an agreement referred to in clause (A) or (B) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no more restrictive in any material respect than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements;

(D)	any such encumbrance or restriction consisting of customary contractual non-assignment provisions to the extent such provisions restrict the transfer of rights, duties or obligations under such contract;

(E)	in the case of clause (3) above, restrictions contained in security agreements or mortgages securing Indebtedness or other obligations of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

(F)	any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and

(G)	any restriction imposed by applicable law.

Future Subsidiary Guarantees

The Company shall not permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee, assume or in any manner become liable with respect to any other notes issued by the Company under an indenture, including the Company’s existing public notes, or comparable documents to indentures used in jurisdictions outside of the United States (other than guarantees in existence on the Original Issue Date), unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for the guarantee of the notes on the same terms as the guarantee of such other notes issued by the Company under an indenture or comparable documents used in jurisdictions outside of the United States (except that the guarantee of the Subordinated Notes shall be subordinated to the guarantee of the notes to the same extent as the Subordinated Notes are subordinated to the notes).

Restricted and Unrestricted Subsidiaries

The Company will not permit any Restricted Subsidiary to be designated as an Unrestricted Subsidiary unless the Company and its Restricted Subsidiaries would thereafter be permitted to

•	incur at least $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Additional Indebtedness” above; and

•	make a Restricted Payment of at least $1.00 pursuant to the first paragraph of the covenant described under “—Limitation on Restricted Payments” above.

The Company will not permit any Unrestricted Subsidiary to be designated as a Restricted Subsidiary unless such Subsidiary has outstanding no Indebtedness except such Indebtedness as the Company could permit it to become liable for immediately after becoming a Restricted Subsidiary under the provisions of the covenant described under “—Limitation on Additional Indebtedness” above.

The Company will not permit Standard Pacific of Texas, L.P., Standard Pacific of Arizona, Inc., The Writer Corporation, Westbrooke Homes, Colony Communities, Westfield of the Carolinas, LLC, Westfield Homes of Florida Partnership or Westfield Homes of Southwest Florida Partnership to be designated as an Unrestricted Subsidiary or permit the assets of the Company or any Subsidiary employed in homebuilding operations to be transferred to an Unrestricted Subsidiary, except in amounts permitted under the limitation on Restricted Payments.

Mergers and Sales of Assets by the Company

The Indenture provides that the Company may not consolidate with, merge into or transfer all or substantially all of its assets to another Person unless:

•	such Person (if other than the Company) is a corporation organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes all the obligations of the Company under the Indenture and the notes;

•	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

•	the Consolidated Net Worth of the obligor of the notes immediately after such transaction (exclusive of any adjustments to Consolidated Net Worth relating to transaction costs and accounting adjustments resulting from such transaction) is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and

•	the surviving corporation would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Certain Covenants—Limitation on Additional Indebtedness” above.

Events of Default

The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to the notes, the Trustee or the holders of not less than 25% in aggregate principal amount of the notes may declare the principal amount of the notes to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the notes may rescind such a declaration.

Under the Indenture, an Event of Default is defined as, with respect to the notes, any of the following:

•	failure by the Company to pay the principal of any note when due;

•	failure by the Company to pay any interest on, or any additional interest with respect to, any note when due, continuing for 30 days;

•	failure by the Company to comply with its other agreements in the notes or the Indenture for the benefit of the holders of the notes upon the receipt by the Company of notice of such Default by the Trustee or the holders of at least 25% in aggregate principal amount of the notes and (except in the case of a default with respect to the covenants described in “—Mergers and Sales of Assets by the Company”) the Company’s failure to cure such Default within 60 days after receipt by the Company of such notice;

•	certain events of bankruptcy or insolvency;

•	default under any mortgage, indenture (including the Indenture) or instrument under which is issued or which secures or evidences Indebtedness of the Company or any Restricted Subsidiary (other than Non-Recourse Indebtedness) which default constitutes a failure to pay principal of such Indebtedness in an amount of $25 million or more when due and payable (other than as a result of acceleration) or results in Indebtedness (other than Non-Recourse Indebtedness) in the aggregate of $25 million or more becoming or being declared due and payable before it would otherwise become due and payable; and

•	entry of a final judgment for the payment of money against the Company or any Restricted Subsidiary in an amount of $5 million or more which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal such judgment has expired or becomes subject to an enforcement proceeding.

The Trustee shall give notice to holders of the notes of any continuing Default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice, to any Default other than a default in payment of principal of or interest on the notes, if it determines in good faith that withholding the notice is in the interests of the holders.

The holders of a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the notes, provided that such directions shall not be in conflict with any law or the Indenture and are subject to certain other limitations. The Trustee may refuse to exercise any right or power under the Indenture at the direction of such holders if the Trustee has not been provided with indemnity satisfactory to it. No holder of notes will have any right to pursue any remedy with respect to the Indenture or the notes, unless:

•	such holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the notes;

•	the holders of at least a majority in aggregate principal amount of the outstanding notes shall have made a written request to the Trustee to pursue such remedy;

•	such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee;

•	the Trustee shall have failed to comply with the request within 60 days after receipt of such request and offer of indemnity; and

•	the holders of a majority in aggregate principal amount of the notes have not given the Trustee a direction inconsistent with such request.

Notwithstanding the foregoing, the right of any holder of any note to receive payment of the principal of  and interest in respect of such note on the stated maturity expressed in such note or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder’s consent. The holders of at least a majority in aggregate principal amount of the notes may waive an existing Default or Event of Default with respect to the notes and its consequences, other than:

•	any Default or Event of Default in any payment of the principal of or interest on any note; or

•	any Default or Event of Default in respect of certain covenant or provisions in the Indenture which may not be modified without the consent of the holder of each note as described in “Modification and Waiver” below.

Acceleration

Except with respect to an Event of Default due to certain bankruptcy or insolvency events, if an Event of Default has occurred and is continuing, the Trustee by notice to the Company, or the holders of at least 25% of the outstanding notes by notice to the Company and the Trustee, may declare all notes to be due and payable immediately. If there is an Event of Default due to certain bankruptcy or insolvency events, then the notes, without any declaration, notice or other act on the part of the Trustee and the Company or any holder, shall automatically be due and payable immediately. Holders of a majority in principal amount of outstanding notes may rescind an acceleration and its consequences (other than an acceleration due to nonpayment of principal of, or interest on, the notes), provided that the rescission does not conflict with any judgment or decree and all existing Events of Default (other than non-payment of accelerated principal and premium, if any, with respect to the notes) have been cured or waived.

Defeasance

The Company may terminate all its obligations under the indenture as they relate to the notes at any time by:

•	depositing in trust with the Trustee, under an irrevocable trust agreement, money or United States government obligations in an amount sufficient to pay principal of and any interest or additional interest on the notes to their maturity or redemption, and

•	complying with other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the Original Issue Date.

In addition, the Company may terminate its obligations under the Indenture, other than the obligation to pay principal of and any interest or additional interest on notes and certain other obligations, at any time by:

•	depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and any interest or additional interest on the notes to their maturity or redemption, and

•	complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

Modification and Waiver

The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the notes:

•	to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the notes or to surrender any right or power conferred in the Indenture upon the Company;

•	to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the notes;

•	to provide for guarantees pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees,” to provide for release of a guarantor in compliance with the Indenture as so modified and to evidence the succession of another corporation to such guarantor and the assumption by it of the obligations of such guarantor under the Indenture and such guarantee;

•	to establish the form or terms of the notes as permitted by Section 9.01(4) of the Indenture;

•	to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the notes and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee;

•	to provide that specific provisions of the Indenture shall not apply to a series of securities not previously issued;

•	to provide for uncertificated securities in addition to or in place of certificated securities;

•	to cure any ambiguity, omission, defect or inconsistency;

•	to secure the notes; or

•	to make any other change that does not adversely affect the rights of any holder.

With the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to the notes or modify in any manner the rights of the holders of the notes, provided that no such supplemental indenture will, without the consent of the holder of each such note affected thereby:

•	reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest, including default interest, on any note;

•	reduce the principal of or change the fixed maturity of any note or alter the provisions (including related definitions) with respect to redemptions described under “Optional Redemption” or with respect to mandatory offers to repurchase notes described under “Limitations on Asset Sales” or “Change of Control”;

•	make any note payable in money or at a place other than that stated in the note;

•	make any change in the “Waiver of Existing Defaults,” “Rights of Holders to Receive Payment” or the “With Consent of Holders” sections set forth in the Indenture;

•	adversely modify the ranking or priority of the notes; or

•	waive a continuing Default or Event of Default in the payment of principal of or interest on the notes.

Holders of not less than a majority in principal amount of the outstanding notes may waive certain past Defaults or Events of Default and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the notes.

The Trustee

The Trustee is Bank One Trust Company, N.A. The Trustee will be permitted to engage in certain transactions with the Company and its subsidiaries; provided, however, if the Trustee acquires any conflicting interest, it must eliminate such conflict or resign upon the occurrence of an Event of Default.

In case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The Trustee may refuse to perform any duty or exercise any right or power under the Indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The laws of the State of New York will govern the Indenture and the notes.

Reports to Holders of the Notes

So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the notes, it will nonetheless continue to furnish information under Section 13 or 15(d) of the Exchange Act to the Commission and the Trustee as if it were subject to such periodic reporting requirements.

Certain Definitions

Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Assets” means

•	any property or assets (other than Indebtedness and Capital Stock) in a Related Business; or

•	the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; provided, however, that any such Restricted Subsidiary is primarily engaged in a Related Business.

For purposes of this definition, “Related Business” means any business related, ancillary or complementary (as defined in good faith by the Board of Directors) to the business of the Company and the Restricted Subsidiaries on the Original Issue Date.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares and, to the extent required by local ownership laws in foreign countries, shares owned by foreign shareholders);

(2)	all or substantially all the assets of any division, business segment or comparable line of business of the Company or any Restricted Subsidiary; or

(3)	any other assets of the Company or any Restricted Subsidiary having a fair market value (as determined in good faith by the Board of Directors) in excess of $1,000,000 disposed of in a single transaction or series of related transactions outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (1), (2) and (3) above, a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary).

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

•	the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment (assuming the exercise by the obligor of such Indebtedness of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such Indebtedness multiplied by the amount of such principal payment by

•	the sum of all such principal payments.

“Bank Credit Facility” means the Revolving Credit Facility, any other bank credit agreement or credit facility entered into in the future by the Company or any Restricted Subsidiary and any other agreement (including all related ancillary agreements) pursuant to which any of the Indebtedness, Obligations, commitments, costs, expenses, fees, reimbursements and other indemnities payable or owing under the Revolving Credit Facility or any other bank credit agreement or credit facility (or under any subsequent Bank Credit Facility) may be refinanced, restructured, renewed, extended, refunded, replaced or increased, as any such Revolving Credit Facility, bank credit agreement, credit facility or other agreement may from time to time at the option of the parties thereto be amended, renewed, supplemented or otherwise modified.

“Capitalized Lease Obligations” means any obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Change of Control” means the occurrence of any of the following events:

•	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

•	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a majority vote of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

•

the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person, other than any such sale to one or more Restricted Subsidiaries, and in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the

Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation, or a parent corporation that owns all of the Capital Stock of such surviving corporation, that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation or such parent corporation, as the case may be.

“Consolidated Coverage Ratio” with respect to the Company as of any date of determination means the ratio of the Company’s EBITDA to its Consolidated Interest Incurred for the four fiscal quarters ending immediately prior to the date of determination. If the Indebtedness which is being Incurred is Incurred in connection with an acquisition by the Company or a Restricted Subsidiary, the Consolidated Coverage Ratio shall be determined after giving effect to both the Consolidated Interest Incurred related to the Incurrence of such Indebtedness and the EBITDA as if the acquisition had occurred at the beginning of the four fiscal quarter period:

•	of the Person becoming a Restricted Subsidiary or

•	in the case of an acquisition of assets that constitute substantially all of an operating unit or business, relating to the assets being acquired by the Company or a Restricted Subsidiary.

“Consolidated Interest Expense” of the Company means, for any period, the aggregate amount of interest which, in accordance with generally accepted accounting principles as in effect on the Original Issue Date, would be included on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, the net costs associated with Hedging Obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense), excluding interest expense related to mortgage banking operations, plus the product of

•	cash dividends paid on any Preferred Stock of the Company, times

•	a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

“Consolidated Interest Incurred” of the Company means, for any period, Consolidated Interest Expense, plus or minus without duplication, the difference between capitalized interest for such period and the interest component of cost of goods sold for such period.

“Consolidated Net Income” for any period, means the aggregate of the Net Income of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date, provided that:

(1)	the Net Income of any Person in which the Company or any Restricted Subsidiary has a joint interest with a third party (other than an Unrestricted Subsidiary) shall be included only to the extent of the lesser of:

(A)	the amount of dividends or distributions actually paid to the Company or a Restricted Subsidiary; or

(B)	the Company’s direct or indirect proportionate interest in the Net Income of such Person, provided that, so long as the Company or a Restricted Subsidiary has an unqualified legal right to require the payment of a dividend or distribution, Net Income shall be determined solely pursuant to this clause (B);

(2)	the Net Income of any Unrestricted Subsidiary shall be included only to the extent of the amount of dividends or distributions (the fair value of which, if other than in cash, to be determined by the Board of Directors, in good faith) by such Subsidiary to the Company or to any of its consolidated Restricted Subsidiaries; and

(3)	the Net Income of any Unrestricted Subsidiary, any Homebuilding Joint Venture or any other Person in which the Company or any Restricted Subsidiary has a joint interest with a third party that is not existing on December 31, 2002 shall be included only to the extent that the aggregate amount of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) by such Subsidiary or Homebuilding Joint Venture to the Company or to any of its consolidated Restricted Subsidiaries exceeds the aggregate amount of unpaid loans or advances and unreturned capital contributions made by the Company or any Restricted Subsidiary in or to Subsidiary or Homebuilding Joint Venture.

“Consolidated Net Worth” of the Company means consolidated stockholders’ equity of the Company (less any increase in stockholders’ equity of each of the Unrestricted Subsidiaries subsequent to December 31, 2002 attributable to the Company or any of its Restricted Subsidiaries) as determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date.

“Consolidated Tangible Net Worth” with respect to the Company means the consolidated stockholders’ equity of the Company, as determined in accordance with generally accepted accounting principles as in effect on the date of the issuance of the notes, less:

(1)	that portion of any increase of each of the Unrestricted Subsidiaries’ stockholders’ equity subsequent to December 31, 2002 attributable to the Company or any of its Restricted Subsidiaries, as determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date; and

(2)	the Intangible Assets of the Company and the Restricted Subsidiaries. “Intangible Assets” means the amount (to the extent reflected in determining consolidated stockholders’ equity) of:

(A)	all write-ups (other than write-ups of tangible assets of a going concern business made within twelve months after the acquisition of such business) in the book value of any asset owned by the Company or any Restricted Subsidiary; and

(B)	all goodwill, trade names, trademarks, patents, and other like intangibles.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

•	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

•	is convertible or exchangeable, at the option of the holder thereof, for Indebtedness or Disqualified Stock; or

•	is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to May 15, 2012.

Notwithstanding the foregoing, “Disqualified Stock” shall not include Capital Stock which is redeemable solely pursuant to a change in control provision that does not (A) cause such Capital Stock to become redeemable in circumstances which would not constitute a Change of Control and (B) require the Company to pay the redemption price therefor prior to the repurchase date specified under “—Change of Control” above.

“EBITDA” of the Company for any period means the sum of Consolidated Net Income plus Consolidated Interest Expense plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

•	income tax expense;

•	depreciation expense;

•	amortization expense; and

•	all other non-cash items reducing Consolidated Net Income (other than items that will require cash payments in the future and for which an accrual or reserve is, or is required by generally accepted accounting principals as in effect on the date of issuance of the notes to be, made), less all non-cash items increasing Consolidated Net Income, in each case for such period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income.

“Guarantor” means any Restricted Subsidiary guaranteeing payment of the notes pursuant to the covenant described under “Certain Covenants—Future Subsidiary Guarantees.”

“Hedging Obligations” of any Person means the net obligations of such Person pursuant to any Interest Rate Agreement or any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

“Homebuilding Joint Venture” means:

•	any Unrestricted Subsidiary; and

•	any Person in which the Company or any of its Subsidiaries has an ownership interest but less than an 80% ownership interest that, in each case, was formed for and is engaged in homebuilding operations.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; provided further, however, that in the case of a discount security, neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness. The term “Incurrence” when used as a noun shall have a correlative meaning.

“Indebtedness” means on any date of determination (without duplication),

(1)	the principal of and premium (if any) in respect of:

(A)	indebtedness of such Person for money borrowed, and

(B)	indebtedness for borrowed money evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(2)	all Capitalized Lease Obligations of such Person;

(3)

all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding accounts payable and accrued expenses arising in the ordinary course of business and which are not more than 90 days past due and not in dispute) which would appear as a liability on a balance sheet of a Person prepared on a consolidated basis in accordance with generally accepted accounting principles, which purchase price or obligation is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services (provided that, in the case of obligations of an acquired Person assumed in connection with an acquisition of such Person, such obligations would constitute Indebtedness of such Person);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(6)	all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee;

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

(8)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency, other than a contingency solely within the control of such Person, giving rise to the obligation, of any contingent obligations as described above at such date. However, in the case of any loan to value maintenance agreement (or similar agreement) by which the Company or any Restricted Subsidiary agrees to maintain for a joint venture a minimum ratio of indebtedness outstanding to value of collateral property, only amounts owing by the Company or the Restricted Subsidiary (or which would be owing upon demand of the lender) at such date under such agreements will be included in Indebtedness. In addition, the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such indebtedness at such time as determined in conformity with generally accepted accounting principles.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

“Insolvency or Liquidation Proceeding” means, with respect to any Person, any liquidation, dissolution or winding up of such Person, or any bankruptcy, reorganization, insolvency, receivership or similar proceeding with respect to such Person, whether voluntary or involuntary.

“Mortgage” means a first priority mortgage or first priority deed of trust on improved real property.

“Net Income” of any Person means the net income (loss) of such Person, determined in accordance with generally accepted accounting principles as in effect on the Original Issue Date; excluding, however, from the determination of Net Income all gains (to the extent that they exceed all losses) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale leaseback transactions) of any real property or equipment of such Person, which is not sold or otherwise disposed of in the ordinary course of business, or of any Capital Stock of such Person or its subsidiaries owned by such Person.

“Non-Recourse Indebtedness” means Indebtedness or other obligations secured by a lien on property to the extent that the liability for such Indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Subsidiary (other than the Subsidiary which holds title to such property) for any deficiency.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Original Issue Date” means the date of the original issue of the notes offered hereby pursuant to the Indenture.

“Outstanding Notes” means the Company’s 7 3/4% Senior Notes due 2013, the Company’s 9 1/4% Senior Subordinated Notes due 2012, the Company’s 9 1/2% Senior Notes due 2010, the Company’s 8 1/2% Senior Notes due 2009, the Company’s 8% Senior Notes due 2008 and the Company’s 8 1/2% Senior Notes due 2007 .

“Person” means an individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability partnership, trust, unincorporated organization, or government or any agency or political subdivision thereof.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Refinance” means, in respect of Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinancing” shall have a correlative meaning.

“Restricted Investment” means any loan, advance, capital contribution or transfer (including by way of guaranty or other similar arrangement) in or to any Unrestricted Subsidiary, Homebuilding Joint Venture or any Person in which the Company, directly or indirectly, has an ownership interest but less than an 80% ownership interest; provided, however, that loans, advances, capital contributions or transfers (including by way of guaranty or other similar arrangement) to a Homebuilding Joint Venture shall be counted as a Restricted Investment only to the extent that the aggregate at any one time outstanding of all such amounts expended (or with respect to guaranties or similar arrangements the amounts then guaranteed) exceed, subsequent to December 31, 1996, $30 million for any one Homebuilding Joint Venture or 25% of Consolidated Tangible Net Worth in the aggregate for all Homebuilding Joint Ventures. In the case of any loan to value maintenance agreement (or similar agreement) by which the Company or any Restricted Subsidiary agrees to maintain for a joint venture a minimum ratio of indebtedness outstanding to value of collateral property, only amounts owing by the Company or the Restricted Subsidiary (or which would be owing upon demand of the lender) under such agreements will be counted as a Restricted Investment. Restricted Investment shall include the fair market value of the net assets of any Restricted Subsidiary that at any time is designated an Unrestricted Subsidiary. Any property transferred to an Unrestricted Subsidiary, and the net assets of a Restricted Subsidiary that is designated an Unrestricted Subsidiary, shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of the Company in good faith.

“Restricted Subsidiary” means any 80% or more owned Subsidiary that has not been designated an Unrestricted Subsidiary.

“Revolving Credit Facility” means that certain Revolving Credit Agreement (the “Credit Agreement”) dated as of January 29, 2003 among the Company, Bank of America, N.A., Bank One, NA, Guaranty Bank, Washington Mutual Bank, FA, Fleet National Bank, PNC Bank, National Association, U.S. Bank, National Association, Comerica Bank, Bank of the West, Union Bank of California, SunTrust Bank, AmSouth Bank, Credit Suisse First Boston, Cayman Islands Branch, Wells Fargo Bank, National Association and California Bank & Trust and the other Loan Documents (as defined in the Credit Agreement) or other analogous documents entered into in connection with any refinancing, restructuring, renewal, extension, refunding, replacement or increase thereof, as any of the foregoing has been or may from time to time be amended, renewed, supplemented or otherwise modified at the option of the parties thereto (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) and to add any Subsidiary as additional direct obligors thereunder.

“Subordinated Notes” means the Company’s 9 1/4% Senior Subordinated Notes due 2012.

“Subsidiary” means a corporation, a majority of the capital stock with voting power to elect directors of which is directly or indirectly owned by the Company or its Subsidiaries, or any Person in which the Company or its Subsidiaries has at least a majority ownership interest.

“Unrestricted Subsidiary” means

•	any Subsidiary in which the Company, directly or indirectly, has less than a 80% ownership interest,

•	any 80% or more owned Subsidiary which, in accordance with the provisions of the Indenture, has been designated in a resolution adopted by the Board of Directors of the Company as an Unrestricted Subsidiary, in each case unless and until such Subsidiary shall, in accordance with the provisions of the Indenture, be designated by a resolution of the Company as a Restricted Subsidiary; and

•	any 80% or more owned Subsidiary a majority of the Voting Stock of which shall at the time be owned directly or indirectly by one or more Unrestricted Subsidiaries.

At the date of issuance of the notes, the Company will have designated Family Lending Services, Standard Pacific Financing Inc. and Standard Pacific Financing L.P. as Unrestricted Subsidiaries.

“Voting Stock” means, with respect to any Person, securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors of such Person.

“Warehouse Facility” means any bank credit agreement, repurchase agreement or other credit facility entered into to finance the making of Mortgage loans originated by the Company or any of its Subsidiaries.

Book-Entry, Delivery and Form

The exchange notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of Cede & Co., as nominee of DTC for credit to the account of a direct or indirect participant as described below.

DTC will maintain the Global Notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for exchange notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” In addition, transfer of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

The notes may be presented for registration of transfer and exchange at the Corporate Trust Office of the Trustee.

Depository Procedures

DTC has advised us that DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act that was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that pursuant to procedures established by it,

(1)	upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the exchange agent with portions of the principal amount of Global Notes; and

(2)	ownership of such interests in the Global Notes will be shown on, and the transfer ownership thereof will be effected only through, records maintained by DTC (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

The laws of some states require that certain persons take physical delivery in definitive form of securities they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the exchange notes, see “—Exchange of Global Notes for Certificated Notes.”

Except as described below, owners of interests in the Global Notes will not have exchange notes registered in their names, will not receive physical delivery of exchange notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

Payments in respect of the principal, premium and interest on a Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever.

Consequently, none of the Company, the Trustee, the exchange agent, nor any agent of the Company, the Trustee, or the exchange agent, has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of DTC. Payments by Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or its Participants in identifying the beneficial owners of the notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the notes for all purposes.

Interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Company that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more Participants to whose account DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such Participant or Participants have given direction. However, if there is an Event of Default under the exchange notes, DTC reserves the right to exchange Global Notes for exchange notes in certificated form, and to distribute such notes to its Participants.

The information in this section concerning DTC and its book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among Participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee nor the exchange agent will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for certificated exchange notes if:

•	DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case, the Company thereupon fails to appoint a successor depositary within 90 days;

•	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the exchange notes in certificated form; or

•	there shall have occurred and be continuing to occur a Default or an Event of Default with respect to the exchange notes and the Trustee has received a written request from DTC to issue certificated exchange notes.

In all cases, certificated exchange notes delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

None of the Company, the Trustee nor the exchange agent will be liable for any delay by the Global Note holder or DTC in identifying the beneficial owners of exchange notes and we, the Trustee and the exchange agent may conclusively rely on, and will be protected in relying on, instructions from the Global Note holder or DTC for all purposes.

Same Day Settlement And Payment

The Indenture requires that payments in respect of exchange notes represented by a Global Note (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note holder. With respect to certificated exchange notes, we will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. We expect that secondary trading in certificated exchange notes will also be settled in immediately available funds.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences associated with the exchange of outstanding notes for exchange notes and of the ownership, and disposition of the notes. This summary is based on the Internal Revenue Code of 1986, as amended, referred to herein as the Code, regulations issued thereunder, judicial authority and administrative rulings and practice as in effect on the date of this prospectus, all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only federal income tax consequences to holders who own their notes as capital assets. It does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as insurance companies, partnership or other pass-through entities, financial institutions, tax-exempt investors, retirement plans, regulated investment companies, securities dealers, expatriates, or investors that hold the notes as part of a hedge, straddle, or conversion transaction), nor does it address any tax consequences other than United States federal income tax consequences. We will not seek a ruling from the Internal Revenue Service, referred to below as the IRS, with respect to any of the matters discussed herein and there can be no assurance that the IRS will not challenge one or more of the tax consequences described below.

Persons considering the exchange of outstanding notes should consult their own tax advisors concerning the application of United States federal tax laws to their particular situations as well as any consequences of the exchange offer and ownership and disposition of exchange notes arising under the laws of any state, local, foreign, or other taxing jurisdiction.

Federal Income Tax Consequences of the Exchange Offer

The exchange of outstanding notes for exchange notes pursuant to the exchange offer should not be treated as an “exchange” for United States federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. As a result, there should be not United States federal income tax consequences to a holder as a result of the exchange offer. In addition, each holder should have the same adjusted issued price, adjusted basis, and holding period in the exchange notes as it had in the outstanding notes immediately prior to the exchange.

Federal Income Tax Consequences to U.S. Holders

For purposes of this discussion, a U.S. Holder means a beneficial owner of the exchange notes who, for U.S. federal income tax purposes, is:

•	an individual who is a citizen of the United States or a resident of the United States, as determined for United States federal income tax purposes;

•	a corporation or other business entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any state or political subdivision thereof or therein (including the District of Columbia);

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions, or a trust that was one of certain electing trusts that were in existence on August 19, 1996, and were treated as domestic trusts on that date.

If a partnership or other entity taxable as a partnership holds the exchange notes, the tax treatment of a partner will generally depend on the status and activities of the partner and the status and activities of the partnership.

Any such partnership or other entity owning the notes and any owner thereof should consult its tax advisor as to the tax consequences of the exchange, ownership and disposition of the notes.

Treatment of Interest

Stated interest on the notes will be taxable to a U.S. Holder as ordinary interest income as the interest accrues or is paid in accordance with the U.S. Holder’s method of tax accounting for United States federal income tax purposes.

Amortizable Bond Premium

If a U.S. Holder purchases a note for an amount in excess of its principal amount, the note will be considered to have “amortizable bond premium” equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in respect of the note during the taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. Persons considering making this election should consult their own tax advisors.

Treatment of Dispositions of Notes

Upon the sale, retirement or other taxable disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts in respect of accrued and unpaid interest, which will be taxable as such to the extent not already included in income) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s tax basis in a note will generally be the cost of the note to the U.S. Holder. Subject to the discussion of market discount below, gain or loss realized on the sale or retirement, or other taxable disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the note had been held for more than one year.

Market Discount

If a U.S. Holder purchases a note for an amount that is less than its principal amount by more than a de minimis amount, the excess of the principal amount over the U.S. Holder’s purchase price will be treated as “market discount.”

Under the market discount rules, a U.S. Holder will be required to treat any gain realized on the sale, retirement or other taxable disposition of a note as ordinary income to the extent of the lesser of (i) the amount of such realized gain, or (ii) the market discount which has not previously been included in income and is treated as having accrued through the time of such disposition. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the note unless the U.S. Holder elects to accrue market discount on a constant yield basis. A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions.

A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and regarding the deferral of interest deductions will not apply. Any election to include market discount in income currently as it accrues applies to all market discount bonds acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. Persons considering making this election should consult their tax advisors.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the holders of the notes and the IRS amounts paid on or with respect to the notes during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. Holder will be subject to backup withholding at the applicable rate (which is currently 28%) if the U.S. Holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends or, (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Federal Tax Consequences to Non-U.S. Holders

For purposes of this discussion, a Non-U.S. Holder means a beneficial owner of the notes who is a nonresident alien or a corporation, trust or estate that is not a U.S. Holder. Special rules may apply to certain non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and entities that are treated as partnerships for United States federal income tax purposes. Such entities and their owners should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Treatment of Interest

Subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to United States federal income or withholding tax in respect of interest income on the notes that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States if the interest qualifies for the so-called portfolio interest exemption. This will be the case if the Non-U.S. Holder:

•	provides to us or our paying agent the appropriate certification (as discussed below);

•	does not actually or constructively own 10% or more of the total combined voting power of our voting stock;

•	is not a “controlled foreign corporation” that is actually or constructively related to us;

•	is not a bank whose receipt of interest on the notes is pursuant to a loan agreement entered into in the ordinary course of business; and

•	is not a foreign tax exempt organization or a foreign private foundation for United States federal income tax purposes

Under current law, the certification requirement will be satisfied in any of the following circumstances:

•	If the Non-U.S. Holder that is not treated for United States federal income tax purposes as a foreign partnership or other foreign flow-through entity provides to us or our paying agent a statement on IRS Form W-8BEN (or suitable successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder by name and address and stating, among other things, that the Non-U.S. Holder is not a United States person.

•

If a note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business, (i) the Non-U.S. Holder provides such a form to the organization or institution, and (ii) the organization or institution, under penalty of perjury, certifies to us that it has received such statement from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy.

•	If a financial institution or other intermediary that holds the note on behalf of the Non-U.S. Holder has entered into a withholding agreement with the IRS submits an IRS Form W-8IMY (or suitable successor form) and certain other required documentation to us or our paying agent.

•	If a Non-U.S. Holder that is treated for United States federal income tax purposes as a foreign partnership or other foreign flow-through entity furnishes to us or our paying agent an IRS Form W-8IMY (or suitable successor form), certain other required documentation, and, unless such holder has entered into a withholding agreement with the IRS, an IRS Form W-8BEN (or suitable successor form) from each direct and indirect owner.

If the requirements of the portfolio interest exemption described above are not satisfied, a 30% withholding tax will apply to interest income on the notes paid to a Non-U.S. Holder, unless either:

•	an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or

•	the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form).

If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, the Non-U.S. Holder will be required to pay United States federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax provided the appropriate statement is provided to us) generally in the same manner as a U.S. Holder. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any interest income that is effectively connected with a United States trade or business will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN. In addition, a Non-U.S. Holder that is treated as a foreign corporation for United States federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States. For this purpose, interest on the notes will be included in the earnings and profits of such foreign corporation.

Treatment of Dispositions of Notes

Generally, a Non-U.S. Holder will not be subject to federal income tax on gain realized upon the sale, retirement or other disposition of a note unless:

•	such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, retirement or other disposition and certain other conditions are met, or

•	the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, and in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

If the first exception applies, the Non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which the United States-source capital gains exceed capital losses allocable to United States sources. If the second exception applies, generally the Non-U.S. Holder will be required to pay United States federal income tax on the net gain derived from the sale in the same manner as U.S. Holders, as described above. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor form). Additionally, Non-U.S. Holders that are treated for United States federal income tax purposes as corporations and that are engaged in a trade or business or have a permanent establishment in the United States could be subject to a branch profits tax on such income at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the IRS and to each Non-U.S. Holder the amount of any interest paid on the notes in each calendar year, and the amount of tax withheld, if any, with respect to these payments.

Non-U.S. Holders who have provided the forms and certification mentioned above or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither we nor our agent has actual knowledge or reason to know that any information in those forms and certification is unreliable or that the conditions of the exemption are in fact not satisfied. Payments of the proceeds from the sale of a note to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, additional information reporting, but not backup withholding, may apply to those payments if the broker is one of the following:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a United States trade or business, or

•	a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a note to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder of beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS.

The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the exchange offer and the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of up to 180 days after the expiration date of the exchange offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the initial purchasers of the outstanding notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, other statements we may make from time to time, such as press releases, oral statements made by Company officials and other reports we file with the SEC, may also contain such forward-looking statements. These statements, which represent our expectations or beliefs regarding future events, may include but are not limited to statements regarding:

•	our strategies;

•	the strength of our markets;

•	expected deliveries, average home prices and gross margins;

•	housing market conditions;

•	sales orders and our backlog of homes and their estimated sales value;

•	our opportunities and desire to expand in our existing markets and enter new geographic markets;

•	the adequacy of our inventory of building sites and our competitive edge in acquiring new building sites;

•	planned new home community openings and the expected number of active selling communities;

•	the adequacy of our impairment charges relating to certain Colorado homebuilding projects and our exit from the Houston market;

•	contingent earn-out payments in connection with acquisitions;

•	the sufficiency of our capital resources;

•	our planned continued use of joint ventures and expected joint venture deliveries;

•	our review and assessment of goodwill for impairment;

•	the expected impact of new accounting pronouncements;

•	our expectation that our material commitments and off-balance sheet financing arrangements will not materially affect our liquidity;

•	our exposure to market risks, including fluctuations in interest rates;

•	the effectiveness and adequacy of our disclosure and internal controls;

•	the time typically required to complete construction of a home;

•	the expected impact of outstanding claims and actions on our results of operations and financial position;

•	the likelihood of realization of a net deferred tax asset; and

•	the potential value of and expense related to stock option grants.

Forward-looking statements are based on current expectations or beliefs regarding future events or circumstances, and you should not place undue reliance on these statements. Such statements involve known and unknown risks, uncertainties, assumptions and other factors—many of which are out of our control and difficult to forecast—that may cause actual results to differ materially from those that may be described or implied. Such factors include but are not limited to:

•	local and general economic and market conditions, including consumer confidence, employment rates, interest rates, the cost and availability of mortgage financing, and stock market, home and land valuations;

•	the impact on economic conditions of terrorist attacks or the outbreak or escalation of armed conflict;

•	the cost and availability of suitable undeveloped land, building materials and labor;

•	the cost and availability of construction financing and corporate debt and equity capital;

•	the significant amount of our debt and the impact of the restrictive covenants in our credit agreements and public notes;

•	the demand for single-family homes;

•	cancellations of purchase contracts by homebuyers;

•	the cyclical and competitive nature of our business;

•	governmental regulation, including the impact of “slow growth,” “no growth” or similar initiatives;

•	delays in the land entitlement and other approval processes, development, construction, or the opening of new home communities;

•	adverse weather conditions and natural disasters;

•	environmental matters;

•	risks relating to our mortgage financing operations, including hedging activities;

•	future business decisions and our ability to successfully implement our operational, growth and other strategies;

•	risks relating to acquisitions;

•	litigation and warranty claims; and

•	other risks, including those discussed in the section “Risk Factors.”

We assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements. We nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this prospectus. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-4 that we filed with the SEC registering the offering of the exchange notes. The registration statement, including the exhibits and schedules, contains additional relevant information about us and the notes that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. A copy of the registration statement can be obtained at the address set forth below. You should read the entire registration statement for further information about us and the notes.

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

Room 1200

450 Fifth Street, N.W.

Washington, D.C. 20549

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Standard Pacific Corp., who file electronically with the SEC. The address of that web site is www.sec.gov.

In addition, our common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003; and

•	our Current Reports on Form 8-K filed March 7, 2003 and May 13, 2003.

We also incorporate by reference all documents that we file with the SEC after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the exchange offer. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Clay A. Halvorsen, Secretary

Standard Pacific Corp.

15326 Alton Parkway

Irvine, California 92618

Telephone: (949) 789-1600

Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

EXPERTS

Ernst & Young LLP, our independent auditors, have audited our consolidated financial statements as of December 31, 2002 and for the year then ended included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Our financial statements as of and for the years ended December 31, 2000 and 2001 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. In June 2002, we replaced Andersen with Ernst & Young as our auditors for fiscal year 2002. After reasonable efforts, we have been unable to obtain Andersen’s consent to the incorporation by reference into this prospectus of Andersen’s report with respect to our consolidated financial statements as of and for the years ended December 31, 2000 and 2001. Under these circumstances, Rule 437a under the Securities Act permits us to file the registration statement of which this prospectus is a part without a written consent from Andersen. The absence of such consent may limit recovery by investors on certain claims. In particular, and without limitation, investors will not be able to assert claims against Andersen under Section 11 of the Securities Act. In addition, the ability of Andersen to satisfy any claims (including claims arising from Andersen’s provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Andersen.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP of Los Angeles, California will issue an opinion with respect to the validity of the exchange notes offered and sold by this prospectus. Robert K. Montgomery, a partner of Gibson, Dunn & Crutcher LLP, and members of his family hold approximately 25,000 shares of our common stock on the date of this prospectus.

Standard Pacific Corp.

Offer to Exchange All of Our Outstanding

6 7/8% Senior Notes due 2011

For

Our New 6 7/8% Senior Notes due 2011

PROSPECTUS

                         , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

Standard Pacific is a Delaware corporation. Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

(1)	to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2)	the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3)	the corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 20, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Standard Pacific, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Standard Pacific under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Standard Pacific’s Certificate of Incorporation and Bylaws provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, Standard Pacific will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Standard Pacific or is or was serving at the request of Standard Pacific as a director or officer of another corporation or enterprise. Standard Pacific has entered into indemnification agreements with its officers and directors. Standard Pacific may, in its discretion, similarly indemnify its employees and agents. Standard Pacific’s Certificate relieves its directors from monetary damages to Standard Pacific or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit. Depending upon the character of the proceeding, under Delaware law, Standard Pacific may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the company.

Standard Pacific currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of Standard Pacific.

Item 21.    Exhibits and Financial Statement Schedules.

See the Exhibit Index attached to this Registration Statement and incorporated herein by reference.

Item 22.    Undertakings.

(a)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California on June 23, 2003.

STANDARD PACIFIC CORP.

By:	/s/ STEPHEN J. SCARBOROUGH
Name: Stephen J. Scarborough Title: Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Stephen J. Scarborough, Andrew H. Parnes and Clay A. Halvorsen, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement we may hereafter file with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act to register additional securities in connection with this registration statement, and to file this registration statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ STEPHEN J. SCARBOROUGH Stephen J. Scarborough	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 23, 2003

/S/ ANDREW H. PARNES Andrew H. Parnes	Senior Vice President—Finance, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	June 23, 2003

/S/ MICHAEL C. CORTNEY Michael C. Cortney	President and Director	June 23, 2003

/S/ JAMES L. DOTI James L. Doti	Director	June 23, 2003

/S/ RONALD R. FOELL Ronald R. Foell	Director	June 23, 2003

/S/ DOUGLAS C. JACOBS Douglas C. Jacobs	Director	June 23, 2003

/S/ KEITH D. KOELLER Keith D. Koeller	Director	June 23, 2003

/S/ LARRY MCNABB Larry McNabb	Director	June 23, 2003

/S/ JEFFREY V. PETERSON Jeffrey V. Peterson	Director	June 23, 2003

EXHIBIT INDEX

Exhibit Number	Description

4.1

Registration Rights Agreement, dated as of May 12, 2003, by and among Standard Pacific Corp., Credit Suisse First Boston LLC, Banc of America Securities LLC, Banc One Capital Markets, Inc. and SunTrust Capital Markets, Inc.

4.2

Indenture, dated as of April 1, 1992, by and between the Registrant and United States Trust Company of New York, Trustee, incorporated by reference to Exhibit 4 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 1993.

4.3

Standard Pacific Corp. Officers’ Certificate dated June 17, 1997 with respect to the Registrant’s 8 1/2% Senior Notes due 2007, incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 1997.

4.4

Standard Pacific Corp. Officers’ Certificate dated February 5, 1998 with respect to the Registrant’s 8% Senior Notes due 2008, incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997.

4.5

First Supplement Indenture, dated as of December 28, 2001, by and between the Registrant and the Bank of New York (as successor in interest to United States Trust Company of New York), incorporated by reference to Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

4.6

Senior Debt Securities Indenture, dated as of April 1, 1999, by and between Standard Pacific Corp. and The First National Bank of Chicago, as Trustee (the “1999 Indenture”), incorporated by reference to Exhibit 4.1 of Standard Pacific Corp.’s Current Report on Form 8-K (No. 001-10959), filed with the Securities and Exchange Commission on April 16, 1999.

4.7

First Supplemental Indenture to the 1999 Indenture relating to Standard Pacific Corp.’s 8½% Senior Notes due 2009, dated as of April 13, 1999, by and between Standard Pacific Corp. and The First National Bank of Chicago, as Trustee, with Form of Note attached, incorporated by reference to Exhibit 4.2 of Standard Pacific Corp.’s Current Report on Form 8-K (No. 001-10959), filed with the Securities and Exchange Commission on April 16, 1999.

4.8

Second Supplemental Indenture to the 1999 Indenture relating to Standard Pacific Corp.’s 9½% Senior Notes due 2010, dated as of September 5, 2000, by and between Standard Pacific Corp. and Bank One Trust Company, N.A. (as successor in interest to the First National Bank of Chicago), as Trustee, with Form of Note attached, incorporated by reference to Exhibit 4.1 on Standard Pacific Corp.’s Current Report on Form 8-K (No. 001-10959), filed with the Securities and Exchange Commission on September 8, 2000.

4.9

Third Supplemental Indenture to the 1999 Indenture relating to Standard Pacific Corp.’s 8½% Senior Notes due 2009 and 9½% Notes due 2010, dated as of December 28, 2001, by and between Standard Pacific Corp. and Bank One Trust Company, N.A. (as successor in interest to the First National Bank of Chicago), as Trustee, incorporated by reference to Exhibit 4.10 of Standard Pacific Corp.’s Annual Report on Form 10-K (No. 001-10959), for the year ended December 31, 2001.

4.10

Fourth Supplemental Indenture to the 1999 Indenture relating to Standard Pacific Corp.’s 7¾% Senior Notes due 2013, dated as of March 7, 2003, by and between Standard Pacific Corp. and Bank One Trust Company, N.A. (as successor in interest to the First National Bank of Chicago), as trustee, incorporated by reference to Exhibit 4.1 to Standard Pacific Corp’s Form 8-K filed with the Securities and Exchange Commission on March 7, 2003.

4.11

Fifth Supplemental Indenture to the 1999 Indenture relating to Standard Pacific Corp.’s 6 7/8% Senior Notes due May 15, 2011, dated as of May 12, 2003, by and between Standard Pacific Corp. and Bank One Trust Company, N.A. (as successor in interest to the First National Bank of Chicago), as trustee, with Form of Note attached.

4.12

Senior Subordinated Debt Securities Indenture, dated as of April 10, 2002, by and between Standard Pacific Corp. and Bank One Trust Company, N.A., as Trustee (the “2002 Indenture”), incorporated by reference to Exhibit 4.1 of Standard Pacific Corp.’s Current Report on Form 8-K (No. 001-10959), filed with the Securities and Exchange Commission on April 15, 2002.

4.13

First Supplemental Indenture to the 2002 Indenture relating to Standard Pacific Corp.’s 9¼% Senior Subordinated Notes due 2012, dated as of April 10, 2002, by and between Standard Pacific Corp. and Bank One Trust Company, N.A., as Trustee, with Form of Note attached thereto, incorporated by reference to Exhibit 4.2 of Standard Pacific Corp.’s Current Report on Form 8-K (No. 001-10959), filed with the Securities and Exchange Commission on April 15, 2002.

4.14

Revolving Credit Agreement dated as of January 29, 2003, among the Registrant, Bank of America, Bank One, NA, Guaranty Bank, Washington Mutual Bank, F.A., Fleet National Bank, PNC Bank, National Association, Comerica Bank, U.S. Bank, National Association, Union Bank of California, N.A., SunTrust Bank, Bank of the West, AmSouth Bank, Credit Suisse First Boston, Cayman Islands Branch, Wells Fargo Bank, National Association, and California Bank & Trust, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the Securities and Exchange Commission on March 7, 2003.

5.1	Opinion of Gibson, Dunn & Crutcher LLP.*

12.1	Statement of Computation of Ratios of Earnings to Fixed Charges.

23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).*

23.2	Consent of Ernst & Young LLP.

23.3	The registrant was unable to obtain the consent of Arthur Andersen LLP, former independent public accountants of Standard Pacific Corp. See the section entitled “Experts” in the prospectus.

24.1	Powers of Attorney (included on signature page of this registration statement).

99.1	Form of Letter of Transmittal.

99.2	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99.3	Form of Notice of Guaranteed Delivery.

99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.5	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*	To be filed by pre-effective amendment hereto.